# WaMu Mortgage Pass-Through Certificates Series 2007-HY6 Marketing Materials

# Hybrid ARMS

# $ [3,386,536,100]
# (Approximate, Subject to +/- 10% Variance)

## WaMu Asset Acceptance Corp.
*Depositor*

## Washington Mutual Bank
*Sponsor and Servicer*

 **WaMu** Capital Corp.

**Important Notice About Information Presented in this
Preliminary Term Sheet**

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus we will provide you. You may obtain a copy of the prospectus and the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

**THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS MAY 1, 2007.  THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.**

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

# Publicly Offered Certificates
# WaMu Mortgage Pass-Through Certificates, Series 2007-HY6
# $[3,386,536,100]
# (Approximate, Subject to +/- 10% Variance)
## 5/1, 7/1 and 10/1 Hybrid, Adjustable Rate Residential Mortgage Loans

| Class [1] | Principal Amount (Approx.) [2] | WAL (Yrs) To Wtd Avg CPB/Mat [3] | Pmt Window (Mths) To Wtd Avg CPB/Mat [3] | Interest Rate Type | Tranche Type | Expected Ratings S&P and Fitch |
|---|---|---|---|---|---|---|
| 1-A1 | $ 681,308,000 | 2.58/3.32 | 1-60/1-360 | Variable [4] | Senior | AAA/ AAA |
| 1-A2 | $ 37,751,000 | 2.58/3.32 | 1-60/1-360 | Variable [4] | Senior/Mezzanine | AAA/AAA |
| 2-A1 | $ 1,090,982,000 | 2.96/3.37 | 1-84/1-360 | Variable [5] | Senior | AAA/AAA |
| 2-A2 | $ 115,896,000 | 2.96/3.37 | 1-84/1-360 | Variable [6] | Senior | AAA/AAA |
| 2-A3 | $ 195,700,000 | 2.96/3.37 | 1-84/1-360 | Variable [7] | Senior | AAA/AAA |
| 2-A4 | $ 91,919,000 | 2.96/3.37 | 1-84/1-360 | Variable [8] | Senior | AAA/AAA |
| 2-AB | $ 62,272,000 | 2.96/3.37 | 1-84/1-360 | Variable [9] | Senior/Mezzanine | AAA/AAA |
| 3-A1 | $ 550,000,000 | 3.23/3.41 | 1-120/1-360 | Variable [12] | Senior | AAA/AAA |
| 3-A2 | $ 438,582,000 | 3.23/3.41 | 1-120/1-360 | Variable [12] | Senior | AAA/AAA |
| 3-A3 | $ 15,437,000 | 3.23/3.41 | 1-120/1-360 | Variable [12] | Senior/Mezzanine | AAA/AAA |
| 2-X | $ 91,919,000 | | | 0.250% [11] | Senior/IO | AAA/AAA |
| R | $ 100 | | | --- | Senior/Residual | AAA/AAA |
| 1-B-1 | $ 17,075,000 | 4.37/6.10 | 1-60/1-360 | Variable [4] | Subordinate | AA/NR |
| 1-B-2 | $ 8,348,000 | 4.37/6.10 | 1-60/1-360 | Variable [4] | Subordinate | A/ NR |
| 1-B-3 | $ 4,553,000 | 4.37/6.10 | 1-60/1-360 | Variable [4] | Subordinate | BBB/NR |
| 2-B-1 | $ 29,190,000 | 5.18/6.14 | 1-84/1-360 | Variable [10] | Subordinate | AA/NR |
| 2-B-2 | $ 12,973,000 | 5.18/6.14 | 1-84/1-360 | Variable [10] | Subordinate | A/ NR |
| 2-B-3 | $ 6,487,000 | 5.18/6.14 | 1-84/1-360 | Variable [10] | Subordinate | BBB/NR |
| 3-B-1 | $ 17,670,000 | 5.78/6.17 | 1-120/1-360 | Variable [12] | Subordinate | AA/NR |
| 3-B-2 | $ 7,275,000 | 5.78/6.17 | 1-120/1-360 | Variable [12] | Subordinate | A/ NR |
| 3-B-3 | $ 3,118,000 | 5.78/6.17 | 1-120/1-360 | Variable [12] | Subordinate | BBB/NR |
| 1-B-4 | $ 4,174,000 | | | Variable [4] | Subordinate | BB/NR |
| 1-B-5 | $ 3,415,000 | | | Variable [4] | Subordinate | B/NR |
| 1-B-6 | $ 2,277,564 | | | Variable [4] | Subordinate | NR/NR |
| 2-B-4 | $ 7,297,000 | Privately Offered Certificates | | Variable [10] | Subordinate | BB/NR |
| 2-B-5 | $ 4,865,000 | | | Variable [10] | Subordinate | B/NR |
| 2-B-6 | $ 4,054,695 | | | Variable [10] | Subordinate | NR/NR |
| 3-B-4 | $ 3,118,000 | | | Variable [12] | Subordinate | BB/NR |
| 3-B-5 | $ 2,599,000 | | | Variable [12] | Subordinate | B/NR |
| 3-B-6 | $ 1,559,138 | | | Variable [12] | Subordinate | NR/NR |

**Total:**   $ 3,419,895,497

(1) Distributions on the Class 1-A1, Class 1-A2 and Group 1-B Certificates (as defined herein) will be derived primarily from a pool of 5/1 adjustable rate Mortgage Loans (the "**Group 1 Mortgage Loans**"). Distributions on the Class 2-A2 Certificates will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans (as defined herein) other than Subgroup 2-A3 and Subgroup 2-A4 Mortgage Loans (each as defined herein) (the "**Subgroup 2-A2 Mortgage Loans**"). Distributions on the Class 2-A3 Certificates will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans other than Subgroup 2-A2 and Subgroup 2-A4 Mortgage Loans (as defined herein) (the "**Subgroup 2-A3 Mortgage Loans**"). Distributions on the Class 2-A4 and Class 2-X Certificates will be derived primarily from a pool of 7/1 adjustable rate Mortgage Loans other than Subgroup 2-A2 and Subgroup 2-A3 Mortgage Loans (the

"**Subgroup 2-A4 Mortgage Loans**" and, together with the Subgroup 2-A2 and Subgroup 2-A3 Mortgage Loans, the "**Group 2 Mortgage Loans**"). Distributions on the Class 2-A1, Class 2-AB and Group 2-B Certificates (as defined herein) will be derived from the Group 2 Mortgage Loans. Distributions on the Class 3-A1, Class 3-A2, Class 3-A3 and Group 3-B Certificates (as defined herein) will be derived primarily from a pool of 10/1 adjustable-rate Mortgage Loans (the "**Group 3 Mortgage Loans**").  Distributions on the Class R Certificates will be derived from the Group 1, Group 2 and Group 3 Mortgage Loans.

(2)  Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(3)  WAL and Payment Window for the Class A and the Subordinate Offered Certificates (each as defined herein) are shown to a pricing prepayment speed to the reset date (CPB) (as described herein) and to Maturity.

(4)  For each Distribution Date (as defined herein), the Class 1-A1, Class 1-A2 and Group 1-B Certificates will have an interest rate equal to the Loan Group 1 Weighted Average Pass-Through Rate (as defined herein).

(5)  Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the Group 2 Mortgage Loans, the Class 2-A1 Certificates will be deemed to be comprised of three components (the "**Class 2-A1 Subgroup 2 Component**," "**Class 2-A1 Subgroup 3 Component**" and "**Class 2-A1 Subgroup 4 Component**", each, a "**Class 2-A1 Component**"). Each Class 2-A1 Component will have a component principal balance representing a portion of the Class 2-A1 principal balance. Interest will be payable with respect to each Class 2-A1 Component. The initial principal balance of the Class 2-A1 Subgroup 2 Component, Class 2-A1 Subgroup 3 Component and Class 2-A1 Subgroup 4 Component will be approximately $[313,347,000], $[529,116,000] and $[248,519,000], respectively.

For each Distribution Date, the Class 2-A1 Subgroup 2 Component will have an interest rate equal to the Subgroup 2-A2 Weighted Average Pass-Through Rate (as defined herein).

For each Distribution Date, the Class 2-A1 Subgroup 3 Component will have an interest rate equal to the Subgroup 2-A3 Weighted Average Pass-Through Rate (as defined herein).

For each Distribution Date, the Class 2-A1 Subgroup 4 Component will have an interest rate equal to the Subgroup 2-A4 Weighted Average Pass-Through Rate (as defined herein).

(6)  For each Distribution Date, the Class 2-A2 Certificates will have an interest rate equal to the Subgroup 2-A2 Weighted Average Pass-Through Rate.

(7)  For each Distribution Date, the Class 2-A3 Certificates will have an interest rate equal to the Subgroup 2-A3 Weighted Average Pass-Through Rate.

(8)  For each Distribution Date, the Class 2-A4 Certificates will have an interest rate equal to the Subgroup 2-A4 Weighted Average Pass-Through Rate.

(9)  Solely for purposes of calculating distributions of principal and interest and the allocation of losses realized on the Group 2 Mortgage Loans, the Class 2-AB Certificates will be deemed to be comprised of three components (the "**Class 2-AB Subgroup 2 Component**," "**Class 2-AB Subgroup 3 Component**" and "**Class 2-AB Subgroup 4 Component**", each, a "**Class 2-AB Component**"). Each Class 2-AB Component will have a component principal balance representing a portion of the Class 2-AB principal balance. Interest will be payable with respect to each Class 2-AB Component. The initial principal balance of the Class 2-AB Subgroup 2 Component, Class 2-AB Subgroup 3 Component and Class 2-AB Subgroup 4 Component will be approximately $[17,886,000], $[30,201,000] and $[14,185,000], respectively.

For each Distribution Date, the Class 2-AB Subgroup 2 Component will have an interest rate equal to the Subgroup 2-A2 Weighted Average Pass-Through Rate.

For each Distribution Date, the Class 2-AB Subgroup 3 Component will have an interest rate equal to the Subgroup 2-A3 Weighted Average Pass-Through Rate.

For each Distribution Date, the Class 2-AB Subgroup 4 Component will have an interest rate equal to the Subgroup 2-A4 Weighted Average Pass-Through Rate.

(10) For each Distribution Date, the Group 2-B Certificates will have an interest rate equal to the Loan Group 2-B Weighted Average Pass-Through Rate (as defined herein).

(11) For each Distribution Date, the Class 2-X Certificates will not receive any distributions of principal, but will accrue interest on the Class 2-X notional amount, which will equal the Subgroup 2-A4 Balance (as defined herein). The initial Class 2-X notional amount will be approximately $[91,919,000].

(12) For each Distribution Date, the Class 3-A1, Class 3-A2, Class 3-A3 and Group 3-B Certificates will have an interest rate equal to the Loan Group 3 Weighted Average Pass-Through Rate (as defined herein).

## Transaction Summary:

| | |
|---|---|
| Issuing Entity: | WaMu Mortgage Pass-Through Certificates Series 2007-HY6 Trust (the "Trust') |
| Depositor: | WaMu Asset Acceptance Corp. (**"WAAC"**). |
| Sponsor and Servicer: | Washington Mutual Bank (**"WMB"**). |
| Lead Manager: | WaMu Capital Corp. |
| Trustee: | LaSalle Bank |
| Rating Agencies: | It is anticipated that the Senior Certificates will be rated by Standard & Poor's and Fitch. The Subordinate Certificates other than the Class 1-B-6, Class 2-B-6 and Class 3-B-6 Certificates will be rated by only one rating agency. The Class 1-B-6, Class 2-B-6 and Class 3-B-6 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 1 of this Preliminary Term Sheet. |
| Cut-off Date: | May 1, 2007. |
| Expected Pricing Date: | On or about May [2], 2007. |
| Closing Date: | On or about May [23], 2007. |
| Distribution Date: | The 25$^{th}$ of each month (or if such day is not a business day, the next succeeding business day), commencing in June 2007. |
| Servicing Fee: | [0.625]% per annum of the principal balance of each of the Group 1 Mortgage Loans. [0.500]% per annum of the principal balance of each of the Group 2 Mortgage Loans. [0.250]% per annum of the principal balance of each of the Group 3 Mortgage Loans. |
| Certificates: | The "**Senior Certificates**" will consist of (i) the Class 1-A1 and Class 1-A2 (the "**Group 1-A Certificates**"), Class 2-A1, Class 2-A2, Class 2-A3, Class 2-A4 and Class 2-AB (the "**Group 2-A Certificates**"), Class 3-A1, Class 3-A2 and Class 3-A3 Certificates (the "**Group 3-A Certificates**" and together with the Group 1-A and Group 2-A Certificates, the "**Class A Certificates**"), (ii) the Class 2-X Certificates (the "**Class X Certificates**") and (iii) the Class R Certificates. The "**Group 1-B Senior Subordinate Certificates**" will consist of the Class 1-B-1, Class 1-B-2 and Class 1-B-3 Certificates. The "**Group 2-B Senior Subordinate Certificates**" will consist of the Class 2-B-1, Class 2-B-2 and Class 2-B-3 Certificates. The "**Group 3-B Senior Subordinate Certificates**" will consist of the Class 3-B-1, Class 3-B-2 and Class 3-B-3 Certificates. The "**Group 1-B Junior Subordinate Certificates**" will consist of the Class 1-B-4, Class 1-B-5 and Class 1-B-6, Certificates. The Group 1-B Senior Subordinate Certificates and Group 1-B Junior Subordinate Certificates are collectively known as the "**Group 1-B Certificates**". The "**Group 2-B Junior Subordinate Certificates**" will consist of the Class 2-B-4, Class 2-B-5 and Class 2-B-6, Certificates. The Group 2-B Senior Subordinate Certificates and Group 2-B Junior Subordinate Certificates are collectively known as the "**Group 2-B Certificates**". The "**Group 3-B Junior Subordinate Certificates**" will consist of the Class 3-B-4, Class 3-B-5 and Class 3-B-6, Certificates. The Group 3-B Senior Subordinate Certificates and Group 3-B Junior Subordinate Certificates are collectively known as the "**Group 3-B Certificates**". The "**Subordinate Offered Certificates**" will consist of the Group 1-B Senior Subordinate Certificates, Group 2-B Senior Subordinate Certificates and |

Group 3-B Senior Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "**Certificates**." The Senior and Subordinate Offered Certificates (collectively, the "**Offered Certificates**") are being offered hereby.

| | |
|---|---|
| Accrued Interest: | The Offered Certificates settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([22] days). |
| Interest Accrual Period: | The interest accrual period with respect to the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). |
| Registration: | The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System. |
| Federal Tax Treatment: | It is anticipated that the Offered Certificates (other than the Class R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class R Certificates will be treated as a REMIC residual interest for tax purposes. |
| ERISA Eligibility: | The Offered Certificates (other than the Class R) are expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts subject to Title I of ERISA or Section 4975 of the Internal Revenue Code. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates are not expected to be eligible for purchase by persons investing assets of employee benefit plans and individual retirement accounts subject to Title I of ERISA or Section 4975 of the Internal Revenue Code. See "ERISA Considerations" in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus for additional information |
| SMMEA Treatment: | The Class A, Class X, Class 1-B-1, Class 2-B-1 and 3-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**"). The Class 1-B-2, Class 1-B-3, Class 1-B-4, Class 1-B-5, Class 1-B-6, Class 2-B-2, Class 2-B-3, Class 2-B-4, Class 2-B-5, Class 2-B-6, Class 3-B-2, Class 3-B-3, Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA. |
| Optional Termination: | When the aggregate principal balance of the Mortgage Loans in loan group 1 has been reduced to less than 10% of that balance as of May 1, 2007, the servicer may purchase all of the Mortgage Loans in loan group 1; separately when the aggregate principal balance of the Mortgage Loans in loan group 2 has been reduced to less than 10% of that balance as of May 1, 2007, the servicer may purchase all of the Mortgage Loans in loan group 2; and separately when the aggregate principal balance of the Mortgage Loans in loan group 3 has been reduced to less than 10% of that balance as of May 1, 2007, the servicer may purchase all of the Mortgage Loans in loan group 3 (each, an "**Optional Call Date**"). |
| Pricing Prepayment Speed: | The Offered Certificates will be priced to a prepayment speed of 25% CPB. |
| Compensating Interest: | Compensating interest paid by the servicer with respect to each loan group will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans in that loan group made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group, any reinvestment income realized by the servicer relating to |

payoffs on the Mortgage Loans in that loan group made during the prepayment period, and interest payments on the payoffs in that loan group received during the period of the 1$^{st}$ day through the 14$^{th}$ day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans in that loan group.

| | |
|---|---|
| Mortgage Loans : | As of May 1, 2007, the aggregate principal balance of the Mortgage Loans described herein is approximately $[3,419,895,498] (the "**Mortgage Loans**"). The Mortgage Loans are non-convertible, adjustable rate One-Year CMT and One-Year LIBOR indexed Mortgage Loans with initial rate adjustments occurring approximately 60 months, 84 months or 120 months after the date of origination of each mortgage loan ("5/1 ARM", "7/1 ARM" and "10/1 ARM," respectively).  None of the Mortgage Loans will be "Buydown Loans," which are Mortgage Loans for which scheduled payments of principal and/or interest have been subsidized for a period of time through a fund provided by the originator or another person at the time of origination. The Mortgage Loans are secured by first liens on one- to four-family residential properties, or shares of cooperative units. |

5/1 ARM or Group 1 Mortgage Loans

As of May 1, 2007, the aggregate principal balance of the Group 1 Mortgage Loans described herein is approximately $[758,901,664]. Each Group 1 Mortgage Loan has an original term to maturity of [30] years.  As of the Cut-off Date, approximately [95.90]% of the Group 1 Mortgage Loans are scheduled to pay only interest for the first 5 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [25] year term. See the attached collateral descriptions for more information.

7/1 ARM or Group 2 Mortgage Loans

As of May 1, 2007, the aggregate principal balance of the Group 2 Mortgage Loans described herein is approximately $[1,621,635,696]. Each Group 2 Mortgage Loan has an original term to maturity of [30] years.  As of the Cut-off Date, approximately [97.02]% of the Group 2 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

Subgroup 2-A2 Mortgage Loans

As of May 1, 2007, the aggregate principal balance of the Subgroup 2-A2 Mortgage Loans described herein is approximately $[465,759,562]. Each Subgroup 2-A2 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [96.60]% of the Subgroup 2-A2 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

Subgroup 2-A3 Mortgage Loans

As of May 1, 2007, the aggregate principal balance of the Subgroup 2-A3 Mortgage Loans described herein is approximately $[786,476,365]. Each Subgroup 2-A3 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [97.67]% of the Subgroup 2-A3 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

Subgroup 2-A4 Mortgage Loans

As of May 1, 2007, the aggregate principal balance of the Subgroup 2-A4 Mortgage Loans described herein is approximately $[369,399,768]. Each Subgroup 2-A4 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [96.16]% of the Subgroup 2-A4 Mortgage Loans are scheduled to pay only interest for the first 7 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [23] year term. See the attached collateral descriptions for more information.

10/1 ARM or Group 3 Mortgage Loans

As of May 1, 2007, the aggregate principal balance of the Group 3 Mortgage Loans described herein is approximately $[1,039,358,139]. Each Group 3 Mortgage Loan has an original term to maturity of [30] years. As of the Cut-off Date, approximately [97.65]% of the Group 3 Mortgage Loans are scheduled to pay only interest for the first 10 years of its term and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining [20] year term. See the attached collateral descriptions for more information.

**On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[3,419,895,498], subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.**

Net Mortgage Rate: The "**Net Mortgage Rate**" with respect to each Mortgage Loan is equal to the excess, if any, of the mortgage interest rate over the servicing fee rate.

Loan Group 1
Weighted Average
Pass-Through
Rate: For any Distribution Date, the weighted average of the Net Mortgage Rates of the Group 1 Mortgage Loans, as of the second preceding Due Date (after giving effect to (a) the payments due on those Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs received on or before the 14th day of the calendar month of that Due Date).

Subgroup 2-A2
Weighted Average
Pass-Through
Rate: For any Distribution Date, the weighted average of the Net Mortgage Rates of the Subgroup 2-A2 Mortgage Loans, as of the second preceding Due Date (after giving effect to (a) the payments due on those Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs received on or before the 14th day of the calendar month of that Due Date).

Subgroup 2-A3
Weighted Average
Pass-Through
Rate: For any Distribution Date, the weighted average of the Net Mortgage Rates of the Subgroup 2-A3 Mortgage Loans, as of the second preceding Due Date (after giving effect to (a) the payments due on those Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs received on or before the 14th day of the calendar month of that Due Date).

| | |
|---|---|
| Subgroup 2-A4 Weighted Average Pass-Through Rate: | For any Distribution Date, the weighted average of the excess, if any, of the Net Mortgage Rates of the Subgroup 2-A4 Mortgage Loans over [0.25]%; as of the second preceding Due Date (after giving effect to (a) the payments due on those Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs received on or before the 14th day of the calendar month of that Due Date). |

Group 2-B
Weighted Average
Pass-Through
Rate:                    For any Distribution Date, the quotient expressed as a percentage, of:
(a)        the sum of:
    (i)        the product of (x) the Subgroup 2-A2 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for subgroup 2-A2 immediately before that Distribution Date;
    (ii)       the product of (x) the Subgroup 2-A3 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for subgroup 2-A3 immediately before that Distribution Date;
    (iii)      the product of (x) the Subgroup 2-A4 Weighted Average Pass-Through Rate and (y) the Subordinate Component Balance (as defined herein) for subgroup 2-A4 immediately before that Distribution Date;
            divided by:
(b)        the sum of the Subordinate Component Balances for subgroup 2-A2, subgroup 2-A3 and subgroup 2-A4 immediately before that Distribution Date.

Loan Group 3
Weighted Average
Pass-Through
Rate:                    For any Distribution Date, the weighted average of the Net Mortgage Rates of the Group 3 Mortgage Loans, as of the second preceding Due Date (after giving effect to (a) the payments due on those Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs received on or before the 14th day of the calendar month of that Due Date).

Subordinate
Component Balance:    The "**Subordinate Component Balance**" for subgroup 2-A2 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Subgroup 2-A2 Mortgage Loans minus the then outstanding aggregate principal balance of the Class 2-A2 Certificates and the Class 2-A1 Subgroup 2 and Class 2-AB Subgroup 2 Components.

The "**Subordinate Component Balance**" for subgroup 2-A3 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Subgroup 2-A3 Mortgage Loans minus the then outstanding aggregate principal balance of the Class 2-A3 Certificates and the Class 2-A1 Subgroup 3 and Class 2-AB Subgroup 3 Components.

The "**Subordinate Component Balance**" for subgroup 2-A4 as of any date of determination will equal the then outstanding aggregate Stated Principal Balance of the Subgroup 2-A4 Mortgage Loans minus the then outstanding aggregate principal

|                        |                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                        |
| ---------------------- | -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------- |
|                        | balance of the Class 2-A4 Certificates and the Class 2-A1 Subgroup 4 and Class 2-AB Subgroup 4 Components.                                                                                                                                                                                                                                                                                                                                                                                                             |
| Stated Principal Balance: | The "**Stated Principal Balance**" of any Mortgage Loan as of any date of determination is equal to its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced to the extent that any realized loss on that Mortgage Loan has been allocated to one or more classes of certificates on or before that date of determination. |
| Subgroup 2-A4 Balance: | The "**Subgroup 2-A4 Balance**" for any Distribution Date is the aggregate principal balance of the Subgroup 2-A4 Mortgage Loans, as of the second preceding Due Date (after giving effect to (a) the payments due on those Mortgage Loans on that Due Date and (b) except for the first Distribution Date, any Payoffs received on or before the 14th day of the calendar month of that Due Date).                                                                                                                      |
| Class Principal Balance: | The "**Class Principal Balance**" for any Distribution Date and for any class of certificates will equal the aggregate amount of principal to which it is entitled on the Closing Date, reduced by all distributions of principal to that class and all allocations of losses required to be borne by that class before that Distribution Date.                                                                                                                                                                          |
| Component Principal Balance: | The "**Component Principal Balance**" for any Distribution Date and any Class 2-A1 or Class 2-AB Component will equal the aggregate amount of principal to which that component is entitled on the Closing Date, reduced by all distributions of principal to that component, and all allocations of losses required to be borne by that component, before that Distribution Date.                                                                                                                                        |
| Credit Enhancement:    | Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.                                                                                                                                                                                                                                                                                                                                                                             |
|                        | Credit enhancement for the Class 1-A1 and Class 1-A2 Certificates will consist of the subordination of the Group 1-B Certificates, initially [5.25]% total subordination.                                                                                                                                                                                                                                                                                                                                               |
|                        | Credit enhancement for the Class 2-A1, Class 2-A2, Class 2-A3, Class 2-A4 and Class 2-AB Certificates will consist of the subordination of the Group 2-B Certificates, initially [4.00]% total subordination.                                                                                                                                                                                                                                                                                                           |
|                        | Credit enhancement for the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates will consist of the subordination of the Group 3-B Certificates, initially [3.40]% total subordination.                                                                                                                                                                                                                                                                                                                                   |
| Shifting Interest:     |                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                        |

<u>Group 1-B Certificates</u>

For each Distribution Date before June 2014, the Group 1-B Certificates will be locked out from receipt of unscheduled principal collected on the Group 1 Mortgage Loans (unless the Class 1-A1 and Class 1-A2 Certificates are paid down to zero or the credit enhancement provided by the Group 1-B Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, Series HY

free writing prospectus), the Group 1-B Certificates will receive their increasing portions of unscheduled principal collected on the Group 1 Mortgage Loans.

The Group 1-B Certificates will receive the following portions of unscheduled principal:

| Periods: | Portion of Unscheduled Principal Payments (%) |
|---|---|
| June 2007 – May 2014 | 0% Pro Rata Share |
| June 2014 – May 2015 | 30% Pro Rata Share |
| June 2015 – May 2016 | 40% Pro Rata Share |
| June 2016 – May 2017 | 60% Pro Rata Share |
| June 2017 – May 2018 | 80% Pro Rata Share |
| June 2018 and after | 100% Pro Rata Share |

Notwithstanding the foregoing, if the credit enhancement provided by the Group 1-B Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus), (i) on or prior to the Distribution Date in May 2010, and the cumulative realized losses on the Group 1 Mortgage Loans allocated to the Group 1-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 1-B Certificates as of the Closing Date, do not exceed 20%, the Group 1-B Certificates will be entitled to 50% of their pro rata share of unscheduled principal collected on the Group 1 Mortgage Loans or (ii) after the Distribution Date in May 2010, and the cumulative realized losses on the Group 1 Mortgage Loans allocated to the Group 1-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 1-B Certificates as of the Closing Date, do not exceed 30%, the Group 1-B Certificates will be entitled to 100% of their pro rata share of unscheduled principal collected on the Group 1 Mortgage Loans.

Notwithstanding the foregoing, for any Distribution Date, in the event that the **"Group 1 Senior Percentage"** (the aggregate principal balance of the Group 1-A Certificates, divided by the aggregate principal balance of the Group 1 Mortgage Loans, in each case immediately before the Distribution Date) for that Distribution Date exceeds the Group 1 Senior Percentage as of the Closing Date, then the Group 1-A Certificates will receive all unscheduled principal collected on the Group 1 Mortgage Loans.

Group 2-B Certificates

For each Distribution Date before June 2014, the Group 2-B Certificates will be locked out from receipt of unscheduled principal collected on the Group 2 Mortgage Loans (unless the Class 2-A1, Class 2-A2, Class 2-A3, Class 2-A4 and Class 2-AB Certificates are paid down to zero or the credit enhancement provided by the Group 2-B Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus), the Group 2-B Certificates will receive their increasing portions of unscheduled principal collected on the Group 2 Mortgage Loans.

The Group 2-B Certificates will receive the following portions of unscheduled principal:

| Periods: | Portion of Unscheduled Principal Payments (%) |
|---|---|
| June 2007 – May 2014 | 0% Pro Rata Share |
| June 2014 – May 2015 | 30% Pro Rata Share |
| June 2015 – May 2016 | 40% Pro Rata Share |
| June 2016 – May 2017 | 60% Pro Rata Share |
| June 2017 – May 2018 | 80% Pro Rata Share |
| June 2018 and after | 100% Pro Rata Share |

Notwithstanding the foregoing, if the credit enhancement provided by the Group 2-B Certificates has doubled (subject to the performance triggers described in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus), (i) on or prior to the Distribution Date in May 2010, and the cumulative realized losses on the Group 2 Mortgage Loans allocated to the Group 2-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 2-B Certificates as of the Closing Date, do not exceed 20%, the Group 2-B Certificates will be entitled to 50% of their pro rata share of unscheduled principal collected on the Group 2 Mortgage Loans or (ii) after the Distribution Date in May 2010, and the cumulative realized losses on the Group 2 Mortgage Loans allocated to the Group 2-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 2-B Certificates as of the Closing Date, do not exceed 30%, the Group 2-B Certificates will be entitled to 100% of their pro rata share of unscheduled principal collected on the Group 2 Mortgage Loans.

Notwithstanding the foregoing, for any Distribution Date, in the event that any of the **"Subgroup 2-A2 Senior Percentage"** (the aggregate principal balance of the Class 2-A2 Certificates and the Class 2-A1 Subgroup 2 and Class 2-AB Subgroup 2 Components, divided by the aggregate principal balance of the Subgroup 2-A2 Mortgage Loans, in each case immediately before the Distribution Date), the **"Subgroup 2-A3 Senior Percentage"** (the aggregate principal balance of the Class 2-A3 Certificates and the Class 2-A1 Subgroup 3 and Class 2-AB Subgroup 3 Components, divided by the aggregate principal balance of the Subgroup 2-A3 Mortgage Loans, in each case immediately before the Distribution Date) and the **"Subgroup 2-A4 Senior Percentage"** (the aggregate principal balance of the Class 2-A4 Certificates and the Class 2-A1 Subgroup 4 and Class 2-AB Subgroup 4 Components, divided by the aggregate principal balance of the Subgroup 2-A4 Mortgage Loans, in each case immediately before the Distribution Date) for that Distribution Date exceeds the Subgroup 2-A2, Subgroup 2-A3 or Subgroup 2-A4 Senior Percentage, respectively, as of the Closing Date, then the Group 2-A Certificates will receive all unscheduled principal collected on the Group 2 Mortgage Loans.

Group 3-B Certificates

For each Distribution Date before June 2014, the Group 3-B Certificates will be locked out from receipt of unscheduled principal collected on the Group 3 Mortgage Loans (unless the Class 3-A1, Class 3-A2 and Class 3-A3 Certificates are paid down to zero or the credit enhancement provided by the Group 3-B Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus), the Group 3-B Certificates will receive their increasing portions of unscheduled principal collected on the Group 3 Mortgage Loans.

The Group 3-B Certificates will receive the following portions of unscheduled principal:

| Periods: | Portion of Unscheduled Principal Payments (%) |
|---|---|
| June 2007  –  May 2014 | 0% Pro Rata Share |
| June 2014  –  May 2015 | 30% Pro Rata Share |
| June 2015  –  May 2016 | 40% Pro Rata Share |
| June 2016  –  May 2017 | 60% Pro Rata Share |
| June 2017  –  May 2018 | 80% Pro Rata Share |
| June 2018 and after | 100% Pro Rata Share |

Notwithstanding the foregoing, if the credit enhancement provided by the Group 3-B Certificates has doubled (subject to the performance triggers described in the WaMu

Mortgage Pass–Through Certificates, Series HY free writing prospectus), (i) on or prior to the Distribution Date in May 2010, and the cumulative realized losses on the Group 3 Mortgage Loans allocated to the Group 3-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 3-B Certificates as of the Closing Date, do not exceed 20%, the Group 3-B Certificates will be entitled to 50% of their pro rata share of unscheduled principal collected on the Group 3 Mortgage Loans or (ii) after the Distribution Date in May 2010, and the cumulative realized losses on the Group 3 Mortgage Loans allocated to the Group 3-B Certificates, as a percentage of the aggregate Class Principal Balance of the Group 3-B Certificates as of the Closing Date, do not exceed 30%, the Group 3-B Certificates will be entitled to 100% of their pro rata share of unscheduled principal collected on the Group 3 Mortgage Loans.

Notwithstanding the foregoing, for any Distribution Date, in the event that the **"Group 3 Senior Percentage"** (the aggregate principal balance of the Group 3-A Certificates, divided by the aggregate principal balance of the Group 3 Mortgage Loans, in each case immediately before the Distribution Date) for that Distribution Date exceeds the Group 3 Senior Percentage as of the Closing Date, then the Group 3-A Certificates will receive all unscheduled principal collected on the Group 3 Mortgage Loans.

## Structure Rules:

Allocation of
Realized Losses:

(A)  Any loss realized on a Group 1 Mortgage Loan will be allocated among the Certificates as follows:

(i)      for losses allocable to principal:

(a)      first, to the Group 1-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)      second, to the Class 1-B-3 Certificates, until the Class 1-B-3 Principal Balance has been reduced to zero;

(c)      third, to the Class 1-B-2 Certificates, until the Class 1-B-2 Principal Balance has been reduced to zero;

(d)      fourth, to the Class 1-B-1 Certificates, until the Class 1-B-1 Principal Balance has been reduced to zero;

(e)      fifth, to the Class 1-A2 Certificates, until the Class 1-A2 Principal Balance has been reduced to zero; and

(f)      sixth, to the Class 1-A1 Certificates, until the Class 1-A1 Principal Balance has been reduced to zero;

and

(ii)     for losses allocable to interest:

(a)      first, to the Group 1-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)      second, to the Class 1-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 1-B-3 Principal Balance;

(c)      third, to the Class 1-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 1-B-2 Principal Balance;

(d)      fourth, to the Class 1-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 1-B-1 Principal Balance;

(e)     fifth, to the Class 1-A2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 1-A2 Principal Balance; and

(f)     sixth, to the Class 1-A1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 1-A1 Principal Balance.

Any loss realized on a Group 2 Mortgage Loan will be allocated as follows: first, to the Group 2-B Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second, any realized losses remaining on the Group 2 Mortgage Loans to the related Class A and Class X Certificates, on a pro-rata basis, until the related class principal balance or component principal balance has been reduced to zero; **provided, however,** that:

(B)  any realized losses on any Subgroup 2-A2 Mortgage Loan allocated to the related Class A Certificates will be allocated, as follows:

(i)     for losses allocable to principal:

(a)     first, to the Class 2-AB Subgroup 2 Component, until its Component Principal Balance has been reduced to zero;

(b)     second, to the Class 2-AB Subgroup 3 and Class 2-AB Subgroup 4 Components, pro rata, (after giving effect to losses applied in (C)(i)(a), (C)(ii)(a), (D)(i)(a) and (D)(ii)(a) below, respectively, and pro rata with any loss allocations in clauses (C)(i)(b), (C)(ii)(b), (D)(i)(b) and (D)(ii)(b) below, respectively) until their Component Principal Balances have been reduced to zero; and

(c)     third, to the Class 2-A1 Subgroup 2 Component and the Class 2-A2 Certificates, pro rata, until the Class 2-A1 Subgroup 2 Component Principal Balance and the Class 2-A2 Principal Balance have been reduced to zero;

and

(ii)    for losses allocable to interest:

(a)     first, to the Class 2-AB Subgroup 2 Component, in reduction of accrued but unpaid interest and then in reduction of the Class 2-AB Subgroup 2 Component Principal Balance;

(b)     second, to the Class 2-AB Subgroup 3 and Class 2-AB Subgroup 4 Components, pro rata, (after giving effect to losses applied in (C)(i)(a), (C)(ii)(a), (D)(i)(a) and (D)(ii)(a) below, respectively, and pro rata with any loss allocations in clauses (C)(i)(b), (C)(ii)(b), (D)(i)(b) and (D)(ii)(b) below, respectively) in reduction of accrued but unpaid interest and then in reduction of their Component Principal Balances; and

(c)     third, to the Class 2-A1 Subgroup 2 Component and the Class 2-A2 Certificates, pro rata, in reduction of accrued but unpaid interest and then in reduction of the Class 2-A1 Subgroup 2 Component Principal Balance and Class 2-A2 Principal Balance.

(C)  any realized losses on any Subgroup 2-A3 Mortgage Loan allocated to the related Class A Certificates will be allocated, as follows:

(i)     for losses allocable to principal:

(a)     first, to the Class 2-AB Subgroup 3 Component, until its Component Principal Balance has been reduced to zero;

(b)      second, to the Class 2-AB Subgroup 2 and Class 2-AB Subgroup 4 Components, pro rata, (after giving effect to losses applied in (B)(i)(a), (B)(ii)(a), (D)(i)(a) and (D)(ii)(a), respectively, and pro rata with any loss allocations in clauses (B)(i)(b), (B)(ii)(b), (D)(i)(b) and (D)(ii)(b), respectively) until their Component Principal Balances have been reduced to zero; and

(c)      third, to the Class 2-A1 Subgroup 3 Component and the Class 2-A3 Certificates, pro rata, until the Class 2-A1 Subgroup 3 Component Principal Balance and the Class 2-A3 Principal Balance have been reduced to zero;

and

(ii)      for losses allocable to interest:

(a)      first, to the Class 2-AB Subgroup 3 Component, in reduction of accrued but unpaid interest and then in reduction of the Class 2-AB Subgroup 3 Component Principal Balance;

(b)      second, to the Class 2-AB Subgroup 2 and Class 2-AB Subgroup 4 Components, pro rata, (after giving effect to losses applied in (B)(i)(a), (B)(ii)(a), (D)(i)(a) and (D)(ii)(a), respectively, and pro rata with any loss allocations in clauses (B)(i)(b), (B)(ii)(b), (D)(i)(b) and (D)(ii)(b), respectively) in reduction of accrued but unpaid interest and then in reduction of their Component Principal Balances; and

(c)      third, to the Class 2-A1 Subgroup 3 Component and the Class 2-A3 Certificates, pro rata, in reduction of accrued but unpaid interest and then in reduction of the Class 2-A1 Subgroup 3 Component Principal Balance and Class 2-A3 Principal Balance.

(D)  any realized losses on any Subgroup 2-A4 Mortgage Loan allocated to the related Class A (or Class X Certificates, with respect to losses allocable to interest only) will be allocated, as follows:

(i)      for losses allocable to principal:

(a)      first, to the Class 2-AB Subgroup 4 Component, until its Component Principal Balance has been reduced to zero;

(b)      second, to the Class 2-AB Subgroup 2 and Class 2-AB Subgroup 3 Components, pro rata, (after giving effect to losses applied in (B)(i)(a), (B)(ii)(a), (C)(i)(a) and (C)(ii)(a) above, respectively, and pro rata with any loss allocations in clauses (B)(i)(b), (B)(ii)(b), (C)(i)(b) and (C)(ii)(b) above, respectively) until their Component Principal Balances have been reduced to zero; and

(c)      third, to the Class 2-A1 Subgroup 4 Component and the Class 2-A4 Certificates, pro rata, until the Class 2-A1 Subgroup 4 Component Principal Balance and the Class 2-A4 Principal Balance have been reduced to zero;

and

(ii)      for losses allocable to interest:

(a)      first, to the Class 2-AB Subgroup 4 Component, in reduction of accrued but unpaid interest and then in reduction of the Class 2-AB Subgroup 4 Component Principal Balance;

(b)      second, to the Class 2-AB Subgroup 2 and Class 2-AB Subgroup 3 Components, pro rata, (after giving effect to losses applied in (B)(i)(a), (B)(ii)(a), (C)(i)(a) and (C)(ii)(a) above, respectively, and pro rata with any loss allocations in clauses (B)(i)(b), (B)(ii)(b), (C)(i)(b) and (C)(ii)(b) above, respectively) in reduction of accrued but unpaid interest and then in reduction of their Component Principal Balances; and

(c)      third, to the Class 2-A1 Subgroup 4 Component and the Class 2-A4 and Class 2-X Certificates, pro rata, in reduction of accrued but unpaid interest and then in reduction of the Class 2-A1 Subgroup 4 Component Principal Balance and Class 2-A4 Principal Balance.

(E)  Any loss realized on a Group 3 Mortgage Loan will be allocated among the Certificates as follows:

(i)      for losses allocable to principal:

(a)      first, to the Group 3-B Junior Subordinate Certificates in reverse numerical order, until their aggregate Class Principal Balance has been reduced to zero;

(b)      second, to the Class 3-B-3 Certificates, until the Class 3-B-3 Principal Balance has been reduced to zero;

(c)      third, to the Class 3-B-2 Certificates, until the Class 3-B-2 Principal Balance has been reduced to zero;

(d)      fourth, to the Class 3-B-1 Certificates, until the Class 3-B-1 Principal Balance has been reduced to zero; and

(e)      fifth, to the Class 3-A3, Class 3-A2 and Class 3-A1 Certificates, pro rata, until the Class 3-A3, Class 3-A2 and Class 3-A1 Principal Balances have been reduced to zero; *provided, however,* that with respect to any such loss allocable to the Class 3A-2 Certificates, such loss shall first be allocated to the Class 3-A3 Certificates, until the Class 3-A3 Principal Balance has been reduced to zero; and

and

(ii)      for losses allocable to interest:

(a)      first, to the Group 3-B Junior Subordinate Certificates in reverse numerical order, in reduction of accrued but unpaid interest and then in reduction of the Class Principal Balances of those certificates;

(b)      second, to the Class 3-B-3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-3 Principal Balance;

(c)      third, to the Class 3-B-2 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-2 Principal Balance;

(d)      fourth, to the Class 3-B-1 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-B-1 Principal Balance; and

(e)      fifth, to the Class 3-A3, Class 3-A2 and Class 3-A1 Certificates, pro rata, in reduction of accrued but unpaid interest and then in reduction of the Class 3-A3, Class 3-A2 and Class 3-A1 Principal Balances; *provided, however,* that with respect to any such loss allocable to the Class 3A-2 Certificates, such loss shall first be allocated to the Class 3-A3 Certificates, in reduction of accrued but unpaid interest and then in reduction of the Class 3-A3 Principal Balance, until the Class 3-A3 Principal Balance has been reduced to zero.

Cross-Collateralization:    In some limited circumstances, principal and interest collected from any of subgroup 2-A2, subgroup 2-A3 or subgroup 2-A4 may be used to pay principal or interest, or both, to the Class A Certificates related to the other subgroup, before making payments to the Group 2-B Certificates, as more fully described in the WaMu Mortgage Pass–Through Certificates, Series HY free writing prospectus.

| Certificates Priority of Distributions: | |
|---|---|

**(A)** Available funds from the Group 1 Mortgage Loans will be distributed in the following order of priority:

1) to the Group 1-A and Class R Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate;

2) from the Group 1 Mortgage Loans, as principal, sequentially, as follows:

  (a) first, to the Class R Certificates, until the Class R Principal Balance is reduced to zero; and

  (b) second, to the Group 1-A Certificates, pro rata according to Class Principal Balance, until their Class Principal Balances have each been reduced to zero;

3) to the Class 1-B-1 Certificates, accrued and unpaid interest at the Class 1-B-1 certificate interest rate;

4) to the Class 1-B-1 Certificates, principal allocable to such Class;

5) to the Class 1-B-2 Certificates, accrued and unpaid interest at the Class 1-B-2 certificate interest rate;

6) to the Class 1-B-2 Certificates, principal allocable to such Class;

7) to the Class 1-B-3 Certificates, accrued and unpaid interest at the Class 1-B-3 certificate interest rate;

8) to the Class 1-B-3 Certificates, principal allocable to such Class;

9) to the Class 1-B-4, Class 1-B-5 and Class 1-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group 1-B Senior Subordinate Certificates; and

10) to the Class R Certificate, any remaining amount.

**(B)** Available funds from the Group 2 Mortgage Loans will be distributed in the following order of priority:

1) to the Group 2-A and Class 2-X Certificates (or components thereof, as applicable), accrued and unpaid interest, pro rata, at the related certificate interest rate on the related class notional amount, Class Principal Balance or Component Principal Balance, as applicable;

2) from the Subgroup 2-A2 Mortgage Loans, as principal, to the Class 2-A2 Certificates and the Class 2-A1 Subgroup 2 and Class 2-AB Subgroup 2 Components, pro rata, until the Class 2-A2 Principal Balance and the Class 2-A1 Subgroup 2 and Class 2-AB Subgroup 2 Component Principal Balances have each been reduced to zero;

3) from the Subgroup 2-A3 Mortgage Loans, as principal, to the Class 2-A3 Certificates and the Class 2-A1 Subgroup 3 and Class 2-AB Subgroup 3 Components, pro rata, until the Class 2-A3 Principal Balance and the Class 2-A1 Subgroup 3 and Class 2-AB Subgroup 3 Component Principal Balances have each been reduced to zero;

4) from the Subgroup 2-A4 Mortgage Loans, as principal, to the Class 2-A4 Certificates and the Class 2-A1 Subgroup 4 and Class 2-AB Subgroup 4 Components, pro rata, until the Class 2-A4 Principal Balance and the Class 2-A1 Subgroup 4 and Class 2-AB Subgroup 4 Component Principal Balances have each been reduced to zero;

5)       to the Class 2-B-1 Certificates, accrued and unpaid interest at the Class 2-B-1 certificate interest rate;

6)       to the Class 2-B-1 Certificates, principal allocable to such Class;

7)       to the Class 2-B-2 Certificates, accrued and unpaid interest at the Class 2-B-2 certificate interest rate;

8)       to the Class 2-B-2 Certificates, principal allocable to such Class;

9)       to the Class 2-B-3 Certificates, accrued and unpaid interest at the Class 2-B-3 certificate interest rate;

10)       to the Class 2-B-3 Certificates, principal allocable to such Class;

11)       to the Class 2-B-4, Class 2-B-5 and Class 2-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group 2-B Senior Subordinate Certificates; and

12)       to the Class R Certificate, any remaining amount.

(C)     Available funds from the Group 3 Mortgage Loans will be distributed in the following order of priority:

1)       to the Group 3-A Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate;

2)       as principal, to the Group 3-A Certificates, pro rata according to Class Principal Balance until their Class Principal Balances have each been reduced to zero;

3)       to the Class 3-B-1 Certificates, accrued and unpaid interest at the Class 3-B-1 certificate interest rate;

4)       to the Class 3-B-1 Certificates, principal allocable to such Class;

5)       to the Class 3-B-2 Certificates, accrued and unpaid interest at the Class 3-B-2 certificate interest rate;

6)       to the Class 3-B-2 Certificates, principal allocable to such Class;

7)       to the Class 3-B-3 Certificates, accrued and unpaid interest at the Class 3-B-3 certificate interest rate;

8)       to the Class 3-B-3 Certificates, principal allocable to such Class;

9)       to the Class 3-B-4, Class 3-B-5 and Class 3-B-6 Certificates, in sequential order, accrued and unpaid interest and principal in the same manner as for the Group 3-B Senior Subordinate Certificates; and

10)       to the Class R Certificate, any remaining amount.

**ADDITIONAL RISK FACTOR:**

| | |
|---|---|
| **Recent Developments in the Residential Mortgage Market May Adversely Affect the Return on Your Certificates** | Recently, the residential mortgage market in the United States has experienced a variety of difficulties and changed economic conditions that may adversely affect the yield on your certificates. Delinquencies and losses with respect to residential mortgage loans generally have increased in recent months, and may continue to increase. In addition, in recent months housing prices in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

Another factor that may have contributed to, and may in the future result in, higher delinquency rates is the increase in monthly payments on adjustable rate mortgage loans. Borrowers with adjustable payment mortgage loans are being exposed to increased monthly payments when the related mortgage interest rate adjusts upward from the initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin. This increase in borrowers' monthly payments, together with any increase in prevailing market interest rates, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans.

Borrowers seeking to avoid these increased monthly payments by refinancing their mortgage loans may no longer be able to find available replacement loans at comparably low interest rates. A decline in housing prices may also leave borrowers with insufficient equity in their homes to permit them to refinance, and in addition, many mortgage loans have prepayment premiums that add to the cost of refinancing. Furthermore, borrowers who intend to sell their homes on or before the expiration of the fixed rate periods on their mortgage loans may find that they cannot sell their properties for an amount equal to or greater than the unpaid principal balance of their loans. These events, alone or in combination, may contribute to higher delinquency rates.

You should consider that the general market conditions discussed above may affect the performance of the mortgage loans and may adversely affect the return on your certificates. |

# WaMu Mortgage Pass-Through Certificates
## Series 2007-HY6 Group 1
## Mortgage Loans
## Preliminary Collateral Information As of 05/01/07

| | | Minimum | Maximum |
|---|---|---|---|
| **TOTAL CURRENT BALANCE** | $758,901,664 | | |
| **TOTAL ORIGINAL BALANCE** | $759,855,817 | | |
| | | | |
| **NUMBER OF LOANS** | 963 | | |
| | | | |
| **AVG CURRENT BALANCE** | $788,060 | $31,650 | $3,000,000 |
| **AVG ORIGINAL BALANCE** | $789,051 | $420,000 | $3,000,000 |
| | | | |
| **WAVG GROSS COUPON** | 6.33 % | 4.50 % | 9.55 % |
| **WAVG GROSS MARGIN** | 2.29 % | 2.00 % | 4.05 % |
| **WAVG MAX INT RATE** | 11.33 % | 9.50 % | 14.55 % |
| | | | |
| **WAVG CURRENT LTV** | 69.98 % | 4.77 % | 90.00 % |
| | | | |
| **WAVG FICO SCORE** | 726 | 600 | 816 |
| | | | |
| **WAVG MONTHS TO ROLL** | 59 Month(s) | 39 Month(s) | 60 Month(s) |
| | | | |
| **WAVG ORIGINAL TERM** | 360 Month(s) | 360 Month(s) | 360 Month(s) |
| **WAVG REMAINING TERM** | 359 Month(s) | 339 Month(s) | 360 Month(s) |
| **WAVG SEASONING** | 1 Month(s) | 0 Month(s) | 21 Month(s) |
| | | | |
| **NZ WAVG PREPAY TERM** | 36 Month(s) | 36 Month(s) | 36 Month(s) |
| | | | |
| **TOP STATE CONC** | CA(68.91%),NY(5.59%),CT(3.38%) | | |
| **MAXIMUM CA ZIPCODE** | 1.15% | | |
| | | | |
| **FIRST PAY DATE** | | September 1,2005 | June 1,2007 |
| | | | |
| **RATE CHANGE DATE** | | August 1,2010 | May 1,2012 |
| | | | |
| **MATURITY DATE** | | August 1,2035 | May 1,2037 |

| PRODUCT | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 5/1 I/O CMT | 1 | $849,963.85 | 0.11% |
| 5/1 I/O LIBOR | 926 | 726,946,569.66 | 95.79 |
| 5/1 LIBOR | 36 | 31,105,130.56 | 4.10 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| INDEX | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1 Year CMT | 1 | $849,963.85 | 0.11% |
| 1 Yr LIBOR | 962 | 758,051,700.22 | 99.89 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| CURRENT BALANCE ($) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1—100,000 | 1 | $31,650.00 | 0.00% |
| 400,001—500,000 | 225 | 105,013,359.15 | 13.84 |
| 500,001—600,000 | 194 | 107,163,240.16 | 14.12 |
| 600,001—700,000 | 154 | 100,681,282.44 | 13.27 |
| 700,001—800,000 | 97 | 72,890,526.12 | 9.60 |
| 800,001—900,000 | 47 | 39,737,540.27 | 5.24 |
| 900,001—1,000,000 | 77 | 74,684,301.26 | 9.84 |
| 1,000,001—1,100,000 | 28 | 29,833,454.45 | 3.93 |
| 1,100,001—1,200,000 | 23 | 26,454,500.00 | 3.49 |
| 1,200,001—1,300,000 | 19 | 23,967,713.08 | 3.16 |
| 1,300,001—1,400,000 | 15 | 20,461,092.00 | 2.70 |
| 1,400,001—1,500,000 | 23 | 33,993,587.09 | 4.48 |
| 1,500,001—1,600,000 | 6 | 9,393,500.00 | 1.24 |
| 1,600,001—1,700,000 | 6 | 9,830,000.00 | 1.30 |
| 1,700,001—1,800,000 | 10 | 17,612,771.88 | 2.32 |
| 1,800,001—1,900,000 | 3 | 5,520,000.00 | 0.73 |
| 1,900,001—2,000,000 | 8 | 15,675,500.00 | 2.07 |
| 2,000,001—2,100,000 | 6 | 12,429,632.69 | 1.64 |
| 2,100,001—2,200,000 | 3 | 6,446,500.00 | 0.85 |
| 2,200,001—2,300,000 | 3 | 6,799,000.00 | 0.90 |
| 2,300,001—2,400,000 | 4 | 9,440,000.00 | 1.24 |
| 2,400,001—2,500,000 | 2 | 5,000,000.00 | 0.66 |
| >= 2,500,001 | 9 | 25,842,513.48 | 3.41 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| GROSS COUPON (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 4.251—4.500 | 1 | $625,000.00 | 0.08% |
| 4.501—4.750 | 3 | 2,514,201.58 | 0.33 |
| 4.751—5.000 | 10 | 8,103,515.51 | 1.07 |
| 5.001—5.250 | 12 | 7,720,873.85 | 1.02 |
| 5.251—5.500 | 20 | 13,138,600.00 | 1.73 |
| 5.501—5.750 | 54 | 38,208,024.57 | 5.03 |
| 5.751—6.000 | 133 | 98,783,907.35 | 13.02 |
| 6.001—6.250 | 210 | 170,066,621.74 | 22.41 |
| 6.251—6.500 | 269 | 219,371,047.39 | 28.91 |
| 6.501—6.750 | 108 | 90,391,048.88 | 11.91 |
| 6.751—7.000 | 77 | 58,872,900.99 | 7.76 |
| 7.001—7.250 | 29 | 23,018,292.51 | 3.03 |
| 7.251—7.500 | 16 | 11,058,600.00 | 1.46 |
| 7.501—7.750 | 13 | 9,024,800.00 | 1.19 |
| 7.751—8.000 | 2 | 2,479,651.09 | 0.33 |
| 8.001—8.250 | 3 | 1,751,250.00 | 0.23 |
| 8.251—8.500 | 1 | 2,640,000.00 | 0.35 |
| 8.751—9.000 | 1 | 576,000.00 | 0.08 |
| 9.501—9.750 | 1 | 557,328.61 | 0.07 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| GROSS MARGIN (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.751—2.000 | 109 | $89,600,126.28 | 11.81% |
| 2.001—2.250 | 499 | 422,675,031.83 | 55.70 |
| 2.251—2.500 | 198 | 134,583,653.93 | 17.73 |
| 2.501—2.750 | 86 | 62,967,482.91 | 8.30 |
| 2.751—3.000 | 38 | 28,632,200.00 | 3.77 |
| 3.001—3.250 | 24 | 15,491,225.00 | 2.04 |
| 3.251—3.500 | 6 | 3,323,615.51 | 0.44 |
| 3.751—4.000 | 1 | 540,000.00 | 0.07 |
| 4.001—4.250 | 2 | 1,088,328.61 | 0.14 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| MAX INT RATE (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 9.251—9.500 | 1 | $625,000.00 | 0.08% |
| 9.501—9.750 | 4 | 2,964,201.58 | 0.39 |
| 9.751—10.000 | 10 | 8,103,515.51 | 1.07 |
| 10.001—10.250 | 12 | 7,720,873.85 | 1.02 |
| 10.251—10.500 | 19 | 12,506,600.00 | 1.65 |
| 10.501—10.750 | 54 | 38,208,024.57 | 5.03 |
| 10.751—11.000 | 133 | 98,783,907.35 | 13.02 |
| 11.001—11.250 | 209 | 169,616,621.74 | 22.35 |
| 11.251—11.500 | 270 | 220,003,047.39 | 28.99 |
| 11.501—11.750 | 108 | 90,391,048.88 | 11.91 |
| 11.751—12.000 | 77 | 58,872,900.99 | 7.76 |
| 12.001—12.250 | 28 | 22,530,677.00 | 2.97 |
| 12.251—12.500 | 17 | 11,546,215.51 | 1.52 |
| 12.501—12.750 | 13 | 9,024,800.00 | 1.19 |
| 12.751—13.000 | 2 | 2,479,651.09 | 0.33 |
| 13.001—13.250 | 3 | 1,751,250.00 | 0.23 |
| 13.251—13.500 | 1 | 2,640,000.00 | 0.35 |
| 13.751—14.000 | 1 | 576,000.00 | 0.08 |
| 14.501—14.750 | 1 | 557,328.61 | 0.07 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| ORIGINAL TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 360 | 963 | $758,901,664.07 | 100.00% |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| REMAINING TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 331—340 | 1 | $849,963.85 | 0.11% |
| 351—360 | 962 | 758,051,700.22 | 99.89 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| SEASONING (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 0 | 503 | $394,223,315.00 | 51.95% |
| 1—3 | 456 | 362,073,887.61 | 47.71 |
| 4—6 | 2 | 1,219,497.61 | 0.16 |
| 7—9 | 1 | 535,000.00 | 0.07 |
| 19—21 | 1 | 849,963.85 | 0.11 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| CURRENT LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 3 | $1,485,650.00 | 0.20% |
| 21—25 | 5 | 3,187,019.73 | 0.42 |
| 26—30 | 4 | 2,589,000.00 | 0.34 |
| 31—35 | 5 | 3,380,600.00 | 0.45 |
| 36—40 | 6 | 4,866,938.51 | 0.64 |
| 41—45 | 12 | 9,802,500.00 | 1.29 |
| 46—50 | 29 | 25,595,059.58 | 3.37 |
| 51—55 | 47 | 40,317,213.03 | 5.31 |
| 56—60 | 67 | 63,161,046.32 | 8.32 |
| 61—65 | 75 | 70,665,756.09 | 9.31 |
| 66—70 | 137 | 115,256,145.74 | 15.19 |
| 71—75 | 136 | 112,984,695.56 | 14.89 |
| 76—80 | 416 | 293,719,660.90 | 38.70 |
| 81—85 | 8 | 4,443,578.61 | 0.59 |
| 86—90 | 13 | 7,446,800.00 | 0.98 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| ORIGINAL LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 2 | $1,454,000.00 | 0.19% |
| 21—25 | 5 | 3,187,019.73 | 0.42 |
| 26—30 | 4 | 2,589,000.00 | 0.34 |
| 31—35 | 5 | 3,380,600.00 | 0.45 |
| 36—40 | 6 | 4,866,938.51 | 0.64 |
| 41—45 | 12 | 9,802,500.00 | 1.29 |
| 46—50 | 29 | 25,595,059.58 | 3.37 |
| 51—55 | 46 | 39,367,213.03 | 5.19 |
| 56—60 | 67 | 63,441,046.32 | 8.36 |
| 61—65 | 75 | 70,665,756.09 | 9.31 |
| 66—70 | 136 | 114,760,450.90 | 15.12 |
| 71—75 | 137 | 113,480,390.40 | 14.95 |
| 76—80 | 417 | 294,389,660.90 | 38.79 |
| 81—85 | 8 | 4,443,578.61 | 0.59 |
| 86—90 | 14 | 7,478,450.00 | 0.99 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| FICO SCORE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 600—619 | 5 | $4,251,500.00 | 0.56% |
| 620—639 | 25 | 17,359,069.12 | 2.29 |
| 640—659 | 44 | 36,502,230.82 | 4.81 |
| 660—679 | 63 | 46,241,296.65 | 6.09 |
| 680—699 | 141 | 108,881,586.08 | 14.35 |
| 700—719 | 167 | 131,627,006.21 | 17.34 |
| 720—739 | 152 | 115,350,133.11 | 15.20 |
| 740—759 | 128 | 104,094,934.33 | 13.72 |
| 760—779 | 119 | 101,411,718.61 | 13.36 |
| 780—799 | 88 | 71,379,045.40 | 9.41 |
| >= 800 | 31 | 21,803,143.74 | 2.87 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| DOCUMENTATION | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Full | 64 | $54,405,416.92 | 7.17% |
| EDE Reduced | 15 | 12,600,110.00 | 1.66 |
| SIVA | 615 | 522,210,050.47 | 68.81 |
| SISA | 268 | 168,574,586.68 | 22.21 |
| SINA | 1 | 1,111,500.00 | 0.15 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| OCCUPANCY | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Investor | 8 | $6,199,938.51 | 0.82% |
| Owner Occupied | 879 | 686,063,928.39 | 90.40 |
| Second Home | 76 | 66,637,797.17 | 8.78 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| PROPERTY TYPE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 2-4 Family | 18 | $14,050,711.08 | 1.85% |
| Condo | 112 | 87,930,204.89 | 11.59 |
| Co-op | 7 | 4,618,650.00 | 0.61 |
| PUD | 165 | 143,785,588.98 | 18.95 |
| Single Family | 661 | 508,516,509.12 | 67.01 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| PURPOSE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Purchase | 227 | $194,437,265.54 | 25.62% |
| Refi—Cash Out | 386 | 298,819,053.30 | 39.38 |
| Refi—No Cash Out | 350 | 265,645,345.23 | 35.00 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| PREPAY TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 0 | 961 | $754,863,394.42 | 99.47% |
| 36 | 2 | 4,038,269.65 | 0.53 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| STATE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| AL | 1 | $1,750,000.00 | 0.23% |
| AZ | 16 | 11,745,400.00 | 1.55 |
| CA | 696 | 522,961,416.53 | 68.91 |
| CO | 9 | 11,408,000.00 | 1.50 |
| CT | 23 | 25,662,876.96 | 3.38 |
| DE | 1 | 1,500,000.00 | 0.20 |
| FL | 20 | 18,616,546.65 | 2.45 |
| GA | 4 | 6,190,500.00 | 0.82 |
| HI | 3 | 3,499,995.00 | 0.46 |
| IL | 29 | 20,413,401.08 | 2.69 |
| MA | 28 | 24,315,123.37 | 3.20 |
| MD | 7 | 5,961,413.48 | 0.79 |
| MI | 1 | 844,000.00 | 0.11 |
| MN | 6 | 4,581,550.00 | 0.60 |
| NC | 3 | 3,584,000.00 | 0.47 |
| NH | 1 | 500,000.00 | 0.07 |
| NJ | 20 | 16,935,400.00 | 2.23 |
| NV | 5 | 4,777,427.00 | 0.63 |
| NY | 46 | 42,447,110.39 | 5.59 |
| OH | 2 | 1,058,750.00 | 0.14 |
| OR | 3 | 2,021,200.00 | 0.27 |
| TX | 4 | 2,617,225.00 | 0.34 |
| UT | 2 | 1,348,528.61 | 0.18 |
| VA | 4 | 2,359,600.00 | 0.31 |
| WA | 28 | 20,994,200.00 | 2.77 |
| WI | 1 | 808,000.00 | 0.11 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

| BACK DTI (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 15.00 or less | 30 | $28,327,200.00 | 3.73% |
| 15.01—20.00 | 38 | 33,475,211.68 | 4.41 |
| 20.01—25.00 | 72 | 59,201,346.14 | 7.80 |
| 25.01—30.00 | 90 | 70,034,779.91 | 9.23 |
| 30.01—35.00 | 164 | 133,178,847.67 | 17.55 |
| 35.01—40.00 | 227 | 180,046,611.58 | 23.72 |
| 40.01—45.00 | 158 | 120,603,704.95 | 15.89 |
| 45.01—50.00 | 118 | 85,369,193.85 | 11.25 |
| 50.01—55.00 | 48 | 35,181,404.44 | 4.64 |
| 55.01—60.00 | 13 | 9,306,200.00 | 1.23 |
| >= 60.01 | 5 | 4,177,163.85 | 0.55 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans was approximately 36.26%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

| COMBINED LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| No Second Lien | 602 | $497,800,172.81 | 65.59% |
| 60.00 or less | 16 | 14,860,983.17 | 1.96 |
| 60.01—65.00 | 5 | 3,635,999.99 | 0.48 |
| 65.01—70.00 | 15 | 14,384,000.00 | 1.90 |
| 70.01—75.00 | 16 | 14,006,376.00 | 1.85 |
| 75.01—80.00 | 48 | 37,495,061.16 | 4.94 |
| 80.01—85.00 | 52 | 36,806,349.98 | 4.85 |
| 85.01—90.00 | 205 | 136,066,720.96 | 17.93 |
| 90.01—95.00 | 2 | 2,400,000.00 | 0.32 |
| 95.01—100.00 | 2 | 1,446,000.00 | 0.19 |
| **Total** | 963 | $758,901,664.07 | 100.00% |

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 82.49%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

# WaMu Mortgage Pass-Through Certificates
## Series 2007-HY6 Group 2
## Mortgage Loans
## Preliminary Collateral Information As of 05/01/07

| | | Minimum | Maximum |
|---|---|---|---|
| TOTAL CURRENT BALANCE | $1,621,635,696 | | |
| TOTAL ORIGINAL BALANCE | $1,623,744,702 | | |
| NUMBER OF LOANS | 1,933 | | |
| AVG CURRENT BALANCE | $838,922 | $409,566 | $3,000,000 |
| AVG ORIGINAL BALANCE | $840,013 | $418,000 | $3,000,000 |
| WAVG GROSS COUPON | 6.21 % | 5.10 % | 8.40 % |
| WAVG GROSS MARGIN | 2.23 % | 1.75 % | 3.70 % |
| WAVG MAX INT RATE | 11.21 % | 10.10 % | 13.40 % |
| WAVG CURRENT LTV | 66.96 % | 11.63 % | 90.00 % |
| WAVG FICO SCORE | 734 | 586 | 817 |
| WAVG MONTHS TO ROLL | 84 Month(s) | 77 Month(s) | 84 Month(s) |
| WAVG ORIGINAL TERM | 360 Month(s) | 360 Month(s) | 360 Month(s) |
| WAVG REMAINING TERM | 360 Month(s) | 353 Month(s) | 360 Month(s) |
| WAVG SEASONING | 0 Month(s) | 0 Month(s) | 7 Month(s) |
| NZ WAVG PREPAY TERM | 36 Month(s) | 36 Month(s) | 36 Month(s) |
| TOP STATE CONC | CA(73.48%),WA(4.90%),FL(3.60%) | | |
| MAXIMUM CA ZIPCODE | 1.15% | | |
| FIRST PAY DATE | | November 1,2006 | June 1,2007 |
| RATE CHANGE DATE | | October 1,2013 | May 1,2014 |
| MATURITY DATE | | October 1,2036 | May 1,2037 |

| PRODUCT | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 7/1 I/O LIBOR | 1,877 | $1,573,274,166.73 | 97.02% |
| 7/1 LIBOR | 56 | 48,361,528.86 | 2.98 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| INDEX | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1 Yr LIBOR | 1,933 | $1,621,635,695.59 | 100.00% |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| CURRENT BALANCE ($) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 400,001—500,000 | 332 | $154,782,981.18 | 9.54% |
| 500,001—600,000 | 457 | 253,449,069.88 | 15.63 |
| 600,001—700,000 | 276 | 179,856,071.98 | 11.09 |
| 700,001—800,000 | 192 | 143,863,046.70 | 8.87 |
| 800,001—900,000 | 110 | 94,298,579.85 | 5.82 |
| 900,001—1,000,000 | 180 | 175,123,991.36 | 10.80 |
| 1,000,001—1,100,000 | 50 | 53,220,834.36 | 3.28 |
| 1,100,001—1,200,000 | 51 | 58,889,400.00 | 3.63 |
| 1,200,001—1,300,000 | 33 | 41,678,012.17 | 2.57 |
| 1,300,001—1,400,000 | 45 | 61,050,146.00 | 3.76 |
| 1,400,001—1,500,000 | 54 | 79,281,257.80 | 4.89 |
| 1,500,001—1,600,000 | 14 | 21,749,500.02 | 1.34 |
| 1,600,001—1,700,000 | 13 | 21,584,000.00 | 1.33 |
| 1,700,001—1,800,000 | 14 | 24,553,750.00 | 1.51 |
| 1,800,001—1,900,000 | 12 | 22,172,000.00 | 1.37 |
| 1,900,001—2,000,000 | 21 | 41,488,000.00 | 2.56 |
| 2,000,001—2,100,000 | 14 | 28,916,300.00 | 1.78 |
| 2,100,001—2,200,000 | 6 | 12,992,000.00 | 0.80 |
| 2,200,001—2,300,000 | 9 | 20,281,750.00 | 1.25 |
| 2,300,001—2,400,000 | 9 | 21,312,249.99 | 1.31 |
| 2,400,001—2,500,000 | 12 | 29,684,250.00 | 1.83 |
| >= 2,500,001 | 29 | 81,408,504.30 | 5.02 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| GROSS COUPON (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 5.001—5.250 | 3 | $2,363,800.00 | 0.15% |
| 5.251—5.500 | 34 | 27,523,191.87 | 1.70 |
| 5.501—5.750 | 180 | 152,644,702.13 | 9.41 |
| 5.751—6.000 | 459 | 382,905,918.46 | 23.61 |
| 6.001—6.250 | 485 | 413,841,497.80 | 25.52 |
| 6.251—6.500 | 428 | 370,361,055.18 | 22.84 |
| 6.501—6.750 | 199 | 157,477,589.69 | 9.71 |
| 6.751—7.000 | 87 | 69,654,379.32 | 4.30 |
| 7.001—7.250 | 29 | 21,579,611.14 | 1.33 |
| 7.251—7.500 | 10 | 7,387,000.00 | 0.46 |
| 7.501—7.750 | 9 | 6,527,750.00 | 0.40 |
| 7.751—8.000 | 7 | 4,346,000.00 | 0.27 |
| 8.251—8.500 | 3 | 5,023,200.00 | 0.31 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| GROSS MARGIN (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.501—1.750 | 1 | $895,000.00 | 0.06% |
| 1.751—2.000 | 357 | 325,103,699.61 | 20.05 |
| 2.001—2.250 | 1,046 | 904,579,602.74 | 55.78 |
| 2.251—2.500 | 312 | 227,070,830.46 | 14.00 |
| 2.501—2.750 | 135 | 106,849,694.34 | 6.59 |
| 2.751—3.000 | 50 | 36,685,168.44 | 2.26 |
| 3.001—3.250 | 22 | 13,970,500.00 | 0.86 |
| 3.251—3.500 | 7 | 4,676,200.00 | 0.29 |
| 3.501—3.750 | 3 | 1,805,000.00 | 0.11 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| MAX INT RATE (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 10.001—10.250 | 3 | $2,363,800.00 | 0.15% |
| 10.251—10.500 | 34 | 27,523,191.87 | 1.70 |
| 10.501—10.750 | 180 | 152,644,702.13 | 9.41 |
| 10.751—11.000 | 457 | 379,255,918.46 | 23.39 |
| 11.001—11.250 | 485 | 416,372,497.80 | 25.68 |
| 11.251—11.500 | 430 | 371,480,055.18 | 22.91 |
| 11.501—11.750 | 198 | 156,427,589.69 | 9.65 |
| 11.751—12.000 | 87 | 69,654,379.32 | 4.30 |
| 12.001—12.250 | 29 | 21,579,611.14 | 1.33 |
| 12.251—12.500 | 10 | 7,387,000.00 | 0.46 |
| 12.501—12.750 | 10 | 7,577,750.00 | 0.47 |
| 12.751—13.000 | 7 | 4,346,000.00 | 0.27 |
| 13.251—13.500 | 3 | 5,023,200.00 | 0.31 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| ORIGINAL TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 360 | 1,933 | $1,621,635,695.59 | 100.00% |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| REMAINING TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 351—360 | 1,933 | $1,621,635,695.59 | 100.00% |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| SEASONING (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 0 | 1,086 | $906,365,091.89 | 55.89% |
| 1—3 | 841 | 710,825,063.70 | 43.83 |
| 4—6 | 5 | 3,973,600.00 | 0.25 |
| 7—9 | 1 | 471,940.00 | 0.03 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| CURRENT LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 8 | $6,892,000.00 | 0.43% |
| 21—25 | 10 | 11,442,648.00 | 0.71 |
| 26—30 | 13 | 9,915,150.00 | 0.61 |
| 31—35 | 25 | 21,799,188.27 | 1.34 |
| 36—40 | 40 | 39,338,118.02 | 2.43 |
| 41—45 | 33 | 27,483,093.54 | 1.69 |
| 46—50 | 75 | 67,408,100.00 | 4.16 |
| 51—55 | 104 | 107,702,174.89 | 6.64 |
| 56—60 | 161 | 150,756,454.02 | 9.30 |
| 61—65 | 189 | 178,109,945.52 | 10.98 |
| 66—70 | 295 | 262,036,715.21 | 16.16 |
| 71—75 | 285 | 235,471,261.84 | 14.52 |
| 76—80 | 681 | 495,531,949.46 | 30.56 |
| 81—85 | 3 | 1,494,646.82 | 0.09 |
| 86—90 | 11 | 6,254,250.00 | 0.39 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| ORIGINAL LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 8 | $6,892,000.00 | 0.43% |
| 21—25 | 10 | 11,442,648.00 | 0.71 |
| 26—30 | 11 | 7,920,000.00 | 0.49 |
| 31—35 | 26 | 22,794,338.27 | 1.41 |
| 36—40 | 40 | 39,338,118.02 | 2.43 |
| 41—45 | 33 | 27,483,093.54 | 1.69 |
| 46—50 | 75 | 67,408,100.00 | 4.16 |
| 51—55 | 104 | 107,702,174.89 | 6.64 |
| 56—60 | 159 | 148,741,454.00 | 9.17 |
| 61—65 | 189 | 179,241,522.73 | 11.05 |
| 66—70 | 296 | 262,836,715.21 | 16.21 |
| 71—75 | 284 | 234,629,661.84 | 14.47 |
| 76—80 | 684 | 497,456,972.27 | 30.68 |
| 81—85 | 3 | 1,494,646.82 | 0.09 |
| 86—90 | 11 | 6,254,250.00 | 0.39 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| FICO SCORE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 580—599 | 2 | $2,273,000.00 | 0.14% |
| 600—619 | 2 | 1,941,000.00 | 0.12 |
| 620—639 | 26 | 19,245,199.92 | 1.19 |
| 640—659 | 67 | 49,579,278.52 | 3.06 |
| 660—679 | 84 | 69,515,259.05 | 4.29 |
| 680—699 | 255 | 223,708,883.55 | 13.80 |
| 700—719 | 259 | 215,103,584.19 | 13.26 |
| 720—739 | 328 | 275,125,947.41 | 16.97 |
| 740—759 | 302 | 260,121,864.43 | 16.04 |
| 760—779 | 311 | 264,557,772.55 | 16.31 |
| 780—799 | 229 | 186,895,027.53 | 11.53 |
| >= 800 | 68 | 53,568,878.44 | 3.30 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| DOCUMENTATION | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Full | 119 | $96,884,923.48 | 5.97% |
| EDE Reduced | 37 | 33,970,906.27 | 2.09 |
| SIVA | 1,203 | 1,125,406,029.03 | 69.40 |
| SISA | 574 | 365,373,836.81 | 22.53 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| OCCUPANCY | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Investor | 8 | $5,817,250.00 | 0.36% |
| Owner Occupied | 1,778 | 1,494,791,107.29 | 92.18 |
| Second Home | 147 | 121,027,338.30 | 7.46 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| PROPERTY TYPE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 2-4 Family | 35 | $26,100,100.00 | 1.61% |
| Condo | 209 | 153,403,926.76 | 9.46 |
| Co-op | 4 | 4,143,500.00 | 0.26 |
| PUD | 396 | 350,018,148.70 | 21.58 |
| Single Family | 1,288 | 1,087,282,420.14 | 67.05 |
| Townhouse | 1 | 687,599.99 | 0.04 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| PURPOSE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Purchase | 455 | $402,930,555.53 | 24.85% |
| Refi—Cash Out | 764 | 632,481,831.77 | 39.00 |
| Refi—No Cash Out | 714 | 586,223,308.29 | 36.15 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

| PREPAY TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 0 | 1,925 | $1,611,929,399.31 | 99.40% |
| 36 | 8 | 9,706,296.28 | 0.60 |
| **Total** | **1,933** | **$1,621,635,695.59** | **100.00%** |

| STATE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| AZ | 44 | $48,914,546.30 | 3.02% |
| CA | 1,457 | 1,191,631,067.82 | 73.48 |
| CO | 22 | 19,651,118.00 | 1.21 |
| CT | 22 | 26,534,110.00 | 1.64 |
| DC | 3 | 3,831,250.00 | 0.24 |
| DE | 2 | 1,303,000.00 | 0.08 |
| FL | 67 | 58,331,011.25 | 3.60 |
| GA | 4 | 3,548,600.00 | 0.22 |
| HI | 4 | 4,778,550.00 | 0.29 |
| IL | 21 | 18,502,313.74 | 1.14 |
| IN | 2 | 1,233,000.00 | 0.08 |
| LA | 1 | 620,000.00 | 0.04 |
| MA | 26 | 20,768,620.29 | 1.28 |
| MD | 8 | 4,501,162.47 | 0.28 |
| ME | 1 | 3,000,000.00 | 0.18 |
| MI | 5 | 5,453,931.00 | 0.34 |
| MN | 1 | 555,000.00 | 0.03 |
| MO | 1 | 599,250.47 | 0.04 |
| MT | 1 | 668,500.00 | 0.04 |
| NC | 5 | 6,220,500.00 | 0.38 |
| NJ | 11 | 10,085,500.00 | 0.62 |
| NM | 1 | 581,224.42 | 0.04 |
| NV | 10 | 8,883,153.00 | 0.55 |
| NY | 52 | 53,279,054.73 | 3.29 |
| OH | 1 | 547,548.59 | 0.03 |
| OR | 15 | 11,413,200.00 | 0.70 |
| PA | 6 | 3,873,589.17 | 0.24 |
| RI | 2 | 1,112,000.00 | 0.07 |
| SC | 1 | 1,125,000.00 | 0.07 |
| TX | 6 | 4,509,239.00 | 0.28 |
| UT | 16 | 16,996,100.00 | 1.05 |
| VA | 11 | 8,146,002.82 | 0.50 |
| WA | 103 | 79,513,552.52 | 4.90 |
| WI | 1 | 925,000.00 | 0.06 |
| **Total** | **1,933** | **$1,621,635,695.59** | **100.00%** |

| BACK DTI (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 15.00 or less | 57 | $58,062,758.00 | 3.58% |
| 15.01—20.00 | 64 | 55,257,083.13 | 3.41 |
| 20.01—25.00 | 139 | 120,935,475.49 | 7.46 |
| 25.01—30.00 | 224 | 179,996,450.86 | 11.10 |
| 30.01—35.00 | 385 | 337,975,835.25 | 20.84 |
| 35.01—40.00 | 505 | 415,870,518.04 | 25.65 |
| 40.01—45.00 | 321 | 269,546,386.20 | 16.62 |
| 45.01—50.00 | 159 | 122,707,068.03 | 7.57 |
| 50.01—55.00 | 63 | 47,693,950.60 | 2.94 |
| 55.01—60.00 | 8 | 6,748,999.99 | 0.42 |
| >= 60.01 | 8 | 6,841,170.00 | 0.42 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans was approximately 35.30%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

| COMBINED LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| No Second Lien | 1,248 | $1,084,195,709.71 | 66.86% |
| 60.00 or less | 41 | 36,445,449.99 | 2.25 |
| 60.01—65.00 | 20 | 16,771,000.00 | 1.03 |
| 65.01—70.00 | 49 | 63,731,927.93 | 3.93 |
| 70.01—75.00 | 30 | 27,408,374.37 | 1.69 |
| 75.01—80.00 | 60 | 52,836,800.68 | 3.26 |
| 80.01—85.00 | 54 | 37,794,107.52 | 2.33 |
| 85.01—90.00 | 423 | 296,651,975.39 | 18.29 |
| 90.01—95.00 | 7 | 5,246,350.00 | 0.32 |
| 95.01—100.00 | 1 | 554,000.00 | 0.03 |
| **Total** | 1,933 | $1,621,635,695.59 | 100.00% |

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 81.33%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

# WaMu Mortgage Pass-Through Certificates
## Series 2007-HY6 Group 2A2
## Mortgage Loans
## Preliminary Collateral Information As of 05/01/07

| | | Minimum | Maximum |
|---|---|---|---|
| **TOTAL CURRENT BALANCE** | $465,759,562 | | |
| **TOTAL ORIGINAL BALANCE** | $465,902,434 | | |
| **NUMBER OF LOANS** | 561 | | |
| **AVG CURRENT BALANCE** | $830,231 | $420,000 | $3,000,000 |
| **AVG ORIGINAL BALANCE** | $830,486 | $420,000 | $3,000,000 |
| **WAVG GROSS COUPON** | 5.79 % | 5.10 % | 5.98 % |
| **WAVG GROSS MARGIN** | 2.12 % | 2.00 % | 2.70 % |
| **WAVG MAX INT RATE** | 10.79 % | 10.10 % | 11.23 % |
| **WAVG CURRENT LTV** | 63.84 % | 14.29 % | 90.00 % |
| **WAVG FICO SCORE** | 748 | 624 | 814 |
| **WAVG MONTHS TO ROLL** | 84 Month(s) | 80 Month(s) | 84 Month(s) |
| **WAVG ORIGINAL TERM** | 360 Month(s) | 360 Month(s) | 360 Month(s) |
| **WAVG REMAINING TERM** | 360 Month(s) | 356 Month(s) | 360 Month(s) |
| **WAVG SEASONING** | 0 Month(s) | 0 Month(s) | 4 Month(s) |
| **NZ WAVG PREPAY TERM** | 0 Month(s) | 0 Month(s) | 0 Month(s) |
| **TOP STATE CONC** | CA(81.69%),WA(4.19%),FL(2.68%) | | |
| **MAXIMUM CA ZIPCODE** | 1.79% | | |
| **FIRST PAY DATE** | | February 1,2007 | June 1,2007 |
| **RATE CHANGE DATE** | | January 1,2014 | May 1,2014 |
| **MATURITY DATE** | | January 1,2037 | May 1,2037 |

| PRODUCT | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 7/1 I/O LIBOR | 543 | $449,914,879.85 | 96.60% |
| 7/1 LIBOR | 18 | 15,844,682.12 | 3.40 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| INDEX | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1 Yr LIBOR | 561 | $465,759,561.97 | 100.00% |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| CURRENT BALANCE ($) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 400,001—500,000 | 97 | $45,299,142.89 | 9.73% |
| 500,001—600,000 | 137 | 76,279,347.42 | 16.38 |
| 600,001—700,000 | 70 | 45,536,134.05 | 9.78 |
| 700,001—800,000 | 53 | 39,691,920.55 | 8.52 |
| 800,001—900,000 | 34 | 29,011,582.87 | 6.23 |
| 900,001—1,000,000 | 54 | 52,657,057.65 | 11.31 |
| 1,000,001—1,100,000 | 18 | 19,242,999.99 | 4.13 |
| 1,100,001—1,200,000 | 17 | 19,508,400.00 | 4.19 |
| 1,200,001—1,300,000 | 13 | 16,432,950.00 | 3.53 |
| 1,300,001—1,400,000 | 12 | 16,322,000.00 | 3.50 |
| 1,400,001—1,500,000 | 16 | 23,525,976.55 | 5.05 |
| 1,500,001—1,600,000 | 5 | 7,700,500.00 | 1.65 |
| 1,600,001—1,700,000 | 2 | 3,299,000.00 | 0.71 |
| 1,700,001—1,800,000 | 6 | 10,509,000.00 | 2.26 |
| 1,800,001—1,900,000 | 2 | 3,689,000.00 | 0.79 |
| 1,900,001—2,000,000 | 7 | 13,709,000.00 | 2.94 |
| 2,000,001—2,100,000 | 6 | 12,468,300.00 | 2.68 |
| 2,200,001—2,300,000 | 3 | 6,806,250.00 | 1.46 |
| 2,300,001—2,400,000 | 2 | 4,754,000.00 | 1.02 |
| 2,400,001—2,500,000 | 3 | 7,447,000.00 | 1.60 |
| >= 2,500,001 | 4 | 11,870,000.00 | 2.55 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| GROSS COUPON (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 5.001—5.250 | 3 | $2,363,800.00 | 0.51% |
| 5.251—5.500 | 34 | 27,523,191.87 | 5.91 |
| 5.501—5.750 | 180 | 152,644,702.13 | 32.77 |
| 5.751—6.000 | 344 | 283,227,867.97 | 60.81 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| GROSS MARGIN (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.751—2.000 | 161 | $140,418,680.31 | 30.15% |
| 2.001—2.250 | 344 | 286,130,871.66 | 61.43 |
| 2.251—2.500 | 51 | 35,230,010.00 | 7.56 |
| 2.501—2.750 | 5 | 3,980,000.00 | 0.85 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| MAX INT RATE (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 10.001—10.250 | 3 | $2,363,800.00 | 0.51% |
| 10.251—10.500 | 34 | 27,523,191.87 | 5.91 |
| 10.501—10.750 | 180 | 152,644,702.13 | 32.77 |
| 10.751—11.000 | 343 | 282,577,867.97 | 60.67 |
| 11.001—11.250 | 1 | 650,000.00 | 0.14 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| ORIGINAL TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 360 | 561 | $465,759,561.97 | 100.00% |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| REMAINING TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 351—360 | 561 | $465,759,561.97 | 100.00% |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| SEASONING (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 0 | 297 | $243,388,503.00 | 52.26% |
| 1—3 | 263 | 221,471,058.97 | 47.55 |
| 4—6 | 1 | 900,000.00 | 0.19 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| CURRENT LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 3 | $2,542,000.00 | 0.55% |
| 21—25 | 2 | 1,600,000.00 | 0.34 |
| 26—30 | 5 | 3,985,000.00 | 0.86 |
| 31—35 | 12 | 9,945,888.27 | 2.14 |
| 36—40 | 14 | 13,254,000.00 | 2.85 |
| 41—45 | 13 | 10,656,237.54 | 2.29 |
| 46—50 | 27 | 19,170,100.00 | 4.12 |
| 51—55 | 44 | 45,225,627.95 | 9.71 |
| 56—60 | 65 | 60,023,762.52 | 12.89 |
| 61—65 | 64 | 57,242,398.67 | 12.29 |
| 66—70 | 118 | 106,262,463.84 | 22.81 |
| 71—75 | 61 | 45,918,139.13 | 9.86 |
| 76—80 | 131 | 88,975,444.05 | 19.10 |
| 86—90 | 2 | 958,500.00 | 0.21 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| ORIGINAL LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 3 | $2,542,000.00 | 0.55% |
| 21—25 | 2 | 1,600,000.00 | 0.34 |
| 26—30 | 5 | 3,985,000.00 | 0.86 |
| 31—35 | 12 | 9,945,888.27 | 2.14 |
| 36—40 | 14 | 13,254,000.00 | 2.85 |
| 41—45 | 13 | 10,656,237.54 | 2.29 |
| 46—50 | 27 | 19,170,100.00 | 4.12 |
| 51—55 | 44 | 45,225,627.95 | 9.71 |
| 56—60 | 65 | 60,023,762.52 | 12.89 |
| 61—65 | 63 | 56,803,975.86 | 12.20 |
| 66—70 | 118 | 106,262,463.84 | 22.81 |
| 71—75 | 61 | 45,918,139.13 | 9.86 |
| 76—80 | 132 | 89,413,866.86 | 19.20 |
| 86—90 | 2 | 958,500.00 | 0.21 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| FICO SCORE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 620—639 | 2 | $1,842,000.00 | 0.40% |
| 640—659 | 1 | 1,000,000.00 | 0.21 |
| 660—679 | 1 | 480,000.00 | 0.10 |
| 680—699 | 53 | 48,244,817.84 | 10.36 |
| 700—719 | 60 | 47,912,178.44 | 10.29 |
| 720—739 | 108 | 84,354,582.95 | 18.11 |
| 740—759 | 99 | 83,284,641.84 | 17.88 |
| 760—779 | 118 | 97,993,358.10 | 21.04 |
| 780—799 | 94 | 77,916,282.80 | 16.73 |
| >= 800 | 25 | 22,731,700.00 | 4.88 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| DOCUMENTATION | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Full | 35 | $28,486,601.32 | 6.12% |
| EDE Reduced | 14 | 12,199,188.27 | 2.62 |
| SIVA | 315 | 297,242,538.26 | 63.82 |
| SISA | 197 | 127,831,234.12 | 27.45 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| OCCUPANCY | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Owner Occupied | 532 | $443,271,951.97 | 95.17% |
| Second Home | 29 | 22,487,610.00 | 4.83 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| PROPERTY TYPE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 2-4 Family | 9 | $6,186,700.00 | 1.33% |
| Condo | 61 | 44,651,092.81 | 9.59 |
| PUD | 126 | 107,208,172.73 | 23.02 |
| Single Family | 364 | 307,025,996.44 | 65.92 |
| Townhouse | 1 | 687,599.99 | 0.15 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| PURPOSE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Purchase | 130 | $107,786,626.05 | 23.14% |
| Refi—Cash Out | 210 | 179,248,952.69 | 38.49 |
| Refi—No Cash Out | 221 | 178,723,983.23 | 38.37 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| PREPAY TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 0 | 561 | $465,759,561.97 | 100.00% |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| STATE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| AZ | 3 | $2,539,000.00 | 0.55% |
| CA | 468 | 380,458,033.82 | 81.69 |
| CO | 7 | 8,416,000.00 | 1.81 |
| CT | 4 | 4,015,000.00 | 0.86 |
| FL | 14 | 12,462,400.00 | 2.68 |
| GA | 1 | 433,600.00 | 0.09 |
| HI | 1 | 2,060,000.00 | 0.44 |
| IL | 4 | 3,238,320.85 | 0.70 |
| IN | 1 | 432,000.00 | 0.09 |
| MA | 4 | 3,079,400.00 | 0.66 |
| MD | 1 | 715,000.00 | 0.15 |
| ME | 1 | 3,000,000.00 | 0.64 |
| MI | 2 | 1,720,000.00 | 0.37 |
| NJ | 2 | 1,239,500.00 | 0.27 |
| NV | 1 | 974,000.00 | 0.21 |
| NY | 11 | 12,315,291.88 | 2.64 |
| OR | 5 | 4,107,000.00 | 0.88 |
| PA | 1 | 519,589.17 | 0.11 |
| TX | 2 | 1,645,239.00 | 0.35 |
| UT | 1 | 538,600.00 | 0.12 |
| VA | 3 | 2,319,300.00 | 0.50 |
| WA | 24 | 19,532,287.25 | 4.19 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

| BACK DTI (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 15.00 or less | 18 | $16,910,000.00 | 3.63% |
| 15.01—20.00 | 22 | 17,980,039.17 | 3.86 |
| 20.01—25.00 | 40 | 32,245,744.00 | 6.92 |
| 25.01—30.00 | 74 | 58,598,321.63 | 12.58 |
| 30.01—35.00 | 114 | 99,219,408.37 | 21.30 |
| 35.01—40.00 | 146 | 122,552,997.28 | 26.31 |
| 40.01—45.00 | 88 | 75,065,043.53 | 16.12 |
| 45.01—50.00 | 35 | 23,451,138.00 | 5.04 |
| 50.01—55.00 | 21 | 15,860,899.99 | 3.41 |
| >= 60.01 | 3 | 3,875,970.00 | 0.83 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans was approximately 35.11%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

| COMBINED LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| No Second Lien | 362 | $316,456,200.50 | 67.94% |
| 60.00 or less | 17 | 16,143,800.00 | 3.47 |
| 60.01—65.00 | 6 | 4,346,200.00 | 0.93 |
| 65.01—70.00 | 16 | 18,706,604.51 | 4.02 |
| 70.01—75.00 | 12 | 7,639,893.12 | 1.64 |
| 75.01—80.00 | 18 | 13,930,750.00 | 2.99 |
| 80.01—85.00 | 22 | 14,952,222.80 | 3.21 |
| 85.01—90.00 | 105 | 71,759,641.04 | 15.41 |
| 90.01—95.00 | 3 | 1,824,250.00 | 0.39 |
| **Total** | 561 | $465,759,561.97 | 100.00% |

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 79.49%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

# WaMu Mortgage Pass-Through Certificates
## Series 2007-HY6 Group 2A3
## Mortgage Loans
## Preliminary Collateral Information As of 05/01/07

| | | Minimum | Maximum |
|---|---|---|---|
| **TOTAL CURRENT BALANCE** | $786,476,365 | | |
| **TOTAL ORIGINAL BALANCE** | $788,206,025 | | |
| **NUMBER OF LOANS** | 915 | | |
| **AVG CURRENT BALANCE** | $859,537 | $418,000 | $3,000,000 |
| **AVG ORIGINAL BALANCE** | $861,427 | $418,000 | $3,000,000 |
| **WAVG GROSS COUPON** | 6.26 % | 6.00 % | 7.85 % |
| **WAVG GROSS MARGIN** | 2.17 % | 1.75 % | 2.80 % |
| **WAVG MAX INT RATE** | 11.26 % | 11.00 % | 12.85 % |
| **WAVG CURRENT LTV** | 66.31 % | 11.63 % | 82.65 % |
| **WAVG FICO SCORE** | 746 | 647 | 817 |
| **WAVG MONTHS TO ROLL** | 84 Month(s) | 80 Month(s) | 84 Month(s) |
| **WAVG ORIGINAL TERM** | 360 Month(s) | 360 Month(s) | 360 Month(s) |
| **WAVG REMAINING TERM** | 360 Month(s) | 356 Month(s) | 360 Month(s) |
| **WAVG SEASONING** | 0 Month(s) | 0 Month(s) | 4 Month(s) |
| **NZ WAVG PREPAY TERM** | 36 Month(s) | 36 Month(s) | 36 Month(s) |
| **TOP STATE CONC** | CA(73.10%),WA(4.94%),FL(3.50%) | | |
| **MAXIMUM CA ZIPCODE** | 1.17% | | |
| **FIRST PAY DATE** | | February 1,2007 | June 1,2007 |
| **RATE CHANGE DATE** | | January 1,2014 | May 1,2014 |
| **MATURITY DATE** | | January 1,2037 | May 1,2037 |

| PRODUCT | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 7/1 I/O LIBOR | 895 | $768,129,142.36 | 97.67% |
| 7/1 LIBOR | 20 | 18,347,222.81 | 2.33 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| INDEX | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1 Yr LIBOR | 915 | $786,476,365.17 | 100.00% |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| CURRENT BALANCE ($) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 400,001—500,000 | 155 | $72,406,532.39 | 9.21% |
| 500,001—600,000 | 203 | 112,199,074.33 | 14.27 |
| 600,001—700,000 | 143 | 93,304,726.57 | 11.86 |
| 700,001—800,000 | 89 | 66,817,894.07 | 8.50 |
| 800,001—900,000 | 51 | 44,010,051.56 | 5.60 |
| 900,001—1,000,000 | 78 | 75,438,933.71 | 9.59 |
| 1,000,001—1,100,000 | 25 | 26,492,834.37 | 3.37 |
| 1,100,001—1,200,000 | 22 | 25,512,850.00 | 3.24 |
| 1,200,001—1,300,000 | 13 | 16,416,062.17 | 2.09 |
| 1,300,001—1,400,000 | 26 | 35,293,406.00 | 4.49 |
| 1,400,001—1,500,000 | 28 | 41,060,000.00 | 5.22 |
| 1,500,001—1,600,000 | 6 | 9,429,500.00 | 1.20 |
| 1,600,001—1,700,000 | 7 | 11,642,000.00 | 1.48 |
| 1,700,001—1,800,000 | 4 | 7,034,750.00 | 0.89 |
| 1,800,001—1,900,000 | 9 | 16,655,000.00 | 2.12 |
| 1,900,001—2,000,000 | 12 | 23,783,000.00 | 3.02 |
| 2,000,001—2,100,000 | 4 | 8,194,000.00 | 1.04 |
| 2,100,001—2,200,000 | 3 | 6,502,000.00 | 0.83 |
| 2,200,001—2,300,000 | 5 | 11,235,500.00 | 1.43 |
| 2,300,001—2,400,000 | 6 | 14,159,000.00 | 1.80 |
| 2,400,001—2,500,000 | 9 | 22,237,250.00 | 2.83 |
| >= 2,500,001 | 17 | 46,652,000.00 | 5.93 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| GROSS COUPON (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 5.751—6.000 | 115 | $99,678,050.49 | 12.67% |
| 6.001—6.250 | 441 | 383,267,348.78 | 48.73 |
| 6.251—6.500 | 250 | 221,028,370.19 | 28.10 |
| 6.501—6.750 | 79 | 60,827,460.84 | 7.73 |
| 6.751—7.000 | 22 | 16,068,388.59 | 2.04 |
| 7.001—7.250 | 5 | 3,373,996.28 | 0.43 |
| 7.251—7.500 | 1 | 686,000.00 | 0.09 |
| 7.501—7.750 | 1 | 939,750.00 | 0.12 |
| 7.751—8.000 | 1 | 607,000.00 | 0.08 |
| **Total** | 915 | $786,476,365.17 | 100.00% |



**WaMu Capital Corp.**

A Washington Mutual, Inc. Company

| GROSS MARGIN (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.501—1.750 | 1 | $895,000.00 | 0.11% |
| 1.751—2.000 | 195 | 184,185,019.30 | 23.42 |
| 2.001—2.250 | 525 | 468,196,050.15 | 59.53 |
| 2.251—2.500 | 165 | 114,967,084.66 | 14.62 |
| 2.501—2.750 | 27 | 16,723,211.06 | 2.13 |
| 2.751—3.000 | 2 | 1,510,000.00 | 0.19 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| MAX INT RATE (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 10.751—11.000 | 114 | $96,678,050.49 | 12.29% |
| 11.001—11.250 | 440 | 385,148,348.78 | 48.97 |
| 11.251—11.500 | 252 | 222,147,370.19 | 28.25 |
| 11.501—11.750 | 78 | 59,777,460.84 | 7.60 |
| 11.751—12.000 | 22 | 16,068,388.59 | 2.04 |
| 12.001—12.250 | 5 | 3,373,996.28 | 0.43 |
| 12.251—12.500 | 1 | 686,000.00 | 0.09 |
| 12.501—12.750 | 2 | 1,989,750.00 | 0.25 |
| 12.751—13.000 | 1 | 607,000.00 | 0.08 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| ORIGINAL TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 360 | 915 | $786,476,365.17 | 100.00% |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| REMAINING TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 351—360 | 915 | $786,476,365.17 | 100.00% |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| SEASONING (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 0 | 532 | $462,630,636.28 | 58.82% |
| 1—3 | 381 | 322,014,128.89 | 40.94 |
| 4—6 | 2 | 1,831,600.00 | 0.23 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| CURRENT LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 4 | $3,290,000.00 | 0.42% |
| 21—25 | 7 | 8,092,648.00 | 1.03 |
| 26—30 | 8 | 5,930,150.00 | 0.75 |
| 31—35 | 13 | 11,853,300.00 | 1.51 |
| 36—40 | 20 | 18,551,118.02 | 2.36 |
| 41—45 | 18 | 15,260,356.00 | 1.94 |
| 46—50 | 40 | 38,618,700.00 | 4.91 |
| 51—55 | 54 | 54,110,046.94 | 6.88 |
| 56—60 | 81 | 77,495,291.48 | 9.85 |
| 61—65 | 93 | 92,567,596.86 | 11.77 |
| 66—70 | 118 | 105,902,009.15 | 13.47 |
| 71—75 | 131 | 113,588,117.35 | 14.44 |
| 76—80 | 327 | 240,780,634.55 | 30.62 |
| 81—85 | 1 | 436,396.82 | 0.06 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| ORIGINAL LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 4 | $3,290,000.00 | 0.42% |
| 21—25 | 7 | 8,092,648.00 | 1.03 |
| 26—30 | 6 | 3,935,000.00 | 0.50 |
| 31—35 | 14 | 12,848,450.00 | 1.63 |
| 36—40 | 20 | 18,551,118.02 | 2.36 |
| 41—45 | 18 | 15,260,356.00 | 1.94 |
| 46—50 | 40 | 38,618,700.00 | 4.91 |
| 51—55 | 54 | 54,110,046.94 | 6.88 |
| 56—60 | 80 | 77,050,291.48 | 9.80 |
| 61—65 | 93 | 92,567,596.86 | 11.77 |
| 66—70 | 119 | 106,702,009.15 | 13.57 |
| 71—75 | 130 | 112,746,517.35 | 14.34 |
| 76—80 | 329 | 242,267,234.55 | 30.80 |
| 81—85 | 1 | 436,396.82 | 0.06 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| FICO SCORE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 640—659 | 2 | $1,704,000.00 | 0.22% |
| 660—679 | 2 | 1,119,000.00 | 0.14 |
| 680—699 | 52 | 43,706,523.19 | 5.56 |
| 700—719 | 151 | 132,240,760.33 | 16.81 |
| 720—739 | 181 | 160,357,238.32 | 20.39 |
| 740—759 | 175 | 156,457,728.82 | 19.89 |
| 760—779 | 183 | 158,344,014.45 | 20.13 |
| 780—799 | 127 | 102,317,344.73 | 13.01 |
| >= 800 | 42 | 30,229,755.33 | 3.84 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| DOCUMENTATION | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Full | 50 | $42,053,249.99 | 5.35% |
| EDE Reduced | 20 | 18,529,718.00 | 2.36 |
| SIVA | 569 | 551,766,552.04 | 70.16 |
| SISA | 276 | 174,126,845.14 | 22.14 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| OCCUPANCY | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Investor | 7 | $4,377,250.00 | 0.56% |
| Owner Occupied | 818 | 705,368,910.73 | 89.69 |
| Second Home | 90 | 76,730,204.44 | 9.76 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| PROPERTY TYPE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 2-4 Family | 17 | $13,809,650.00 | 1.76% |
| Condo | 93 | 68,882,441.71 | 8.76 |
| Co-op | 3 | 2,443,500.00 | 0.31 |
| PUD | 198 | 175,476,033.81 | 22.31 |
| Single Family | 604 | 525,864,739.65 | 66.86 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| PURPOSE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Purchase | 208 | $186,364,469.99 | 23.70% |
| Refi—Cash Out | 370 | 304,015,840.86 | 38.66 |
| Refi—No Cash Out | 337 | 296,096,054.32 | 37.65 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| PREPAY TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 0 | 912 | $781,837,068.89 | 99.41% |
| 36 | 3 | 4,639,296.28 | 0.59 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| STATE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| AZ | 23 | $25,545,046.28 | 3.25% |
| CA | 686 | 574,911,445.74 | 73.10 |
| CO | 9 | 7,863,918.00 | 1.00 |
| CT | 11 | 14,448,110.00 | 1.84 |
| DC | 1 | 850,000.00 | 0.11 |
| DE | 2 | 1,303,000.00 | 0.17 |
| FL | 31 | 27,550,050.00 | 3.50 |
| GA | 1 | 495,000.00 | 0.06 |
| HI | 1 | 1,101,300.00 | 0.14 |
| IL | 6 | 6,734,210.11 | 0.86 |
| LA | 1 | 620,000.00 | 0.08 |
| MA | 16 | 14,010,800.29 | 1.78 |
| MD | 5 | 2,287,162.47 | 0.29 |
| MI | 2 | 3,161,931.00 | 0.40 |
| MN | 1 | 555,000.00 | 0.07 |
| MO | 1 | 599,250.47 | 0.08 |
| MT | 1 | 668,500.00 | 0.08 |
| NC | 2 | 4,200,000.00 | 0.53 |
| NJ | 8 | 8,266,000.00 | 1.05 |
| NM | 1 | 581,224.42 | 0.07 |
| NV | 7 | 6,078,153.00 | 0.77 |
| NY | 22 | 22,301,596.71 | 2.84 |
| OH | 1 | 547,548.59 | 0.07 |
| OR | 6 | 4,688,700.00 | 0.60 |
| PA | 3 | 2,446,000.00 | 0.31 |
| TX | 3 | 2,364,000.00 | 0.30 |
| UT | 8 | 7,850,500.00 | 1.00 |
| VA | 6 | 4,650,702.82 | 0.59 |
| WA | 49 | 38,872,215.27 | 4.94 |
| WI | 1 | 925,000.00 | 0.12 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

| BACK DTI (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 15.00 or less | 28 | $26,671,258.00 | 3.39% |
| 15.01—20.00 | 32 | 27,598,512.79 | 3.51 |
| 20.01—25.00 | 86 | 77,757,231.49 | 9.89 |
| 25.01—30.00 | 109 | 91,488,655.82 | 11.63 |
| 30.01—35.00 | 180 | 162,017,528.74 | 20.60 |
| 35.01—40.00 | 230 | 190,507,616.27 | 24.22 |
| 40.01—45.00 | 138 | 122,375,769.65 | 15.56 |
| 45.01—50.00 | 73 | 60,498,824.58 | 7.69 |
| 50.01—55.00 | 28 | 19,676,767.83 | 2.50 |
| 55.01—60.00 | 6 | 4,919,000.00 | 0.63 |
| >= 60.01 | 5 | 2,965,200.00 | 0.38 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans was approximately 34.77%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

| COMBINED LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| No Second Lien | 689 | $593,352,406.22 | 75.44% |
| 60.00 or less | 20 | 15,711,649.99 | 2.00 |
| 60.01—65.00 | 12 | 8,798,300.00 | 1.12 |
| 65.01—70.00 | 22 | 34,067,673.42 | 4.33 |
| 70.01—75.00 | 14 | 14,495,450.00 | 1.84 |
| 75.01—80.00 | 32 | 29,994,550.69 | 3.81 |
| 80.01—85.00 | 19 | 14,560,384.73 | 1.85 |
| 85.01—90.00 | 105 | 73,973,950.12 | 9.41 |
| 90.01—95.00 | 1 | 968,000.00 | 0.12 |
| 95.01—100.00 | 1 | 554,000.00 | 0.07 |
| **Total** | 915 | $786,476,365.17 | 100.00% |

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 78.30%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

# WaMu Mortgage Pass-Through Certificates
## Series 2007-HY6 Group 2A4
## Mortgage Loans
## Preliminary Collateral Information As of 05/01/07

| | | Minimum | Maximum |
|---|---|---|---|
| **TOTAL CURRENT BALANCE** | $369,399,768 | | |
| **TOTAL ORIGINAL BALANCE** | $369,636,243 | | |
| **NUMBER OF LOANS** | 457 | | |
| **AVG CURRENT BALANCE** | $808,315 | $409,566 | $3,000,000 |
| **AVG ORIGINAL BALANCE** | $808,832 | $420,000 | $3,000,000 |
| **WAVG GROSS COUPON** | 6.63 % | 6.25 % | 8.40 % |
| **WAVG GROSS MARGIN** | 2.46 % | 2.00 % | 3.70 % |
| **WAVG MAX INT RATE** | 11.63 % | 11.25 % | 13.40 % |
| **WAVG CURRENT LTV** | 72.25 % | 14.62 % | 90.00 % |
| **WAVG FICO SCORE** | 689 | 586 | 816 |
| **WAVG MONTHS TO ROLL** | 84 Month(s) | 77 Month(s) | 84 Month(s) |
| **WAVG ORIGINAL TERM** | 360 Month(s) | 360 Month(s) | 360 Month(s) |
| **WAVG REMAINING TERM** | 360 Month(s) | 353 Month(s) | 360 Month(s) |
| **WAVG SEASONING** | 0 Month(s) | 0 Month(s) | 7 Month(s) |
| **NZ WAVG PREPAY TERM** | 36 Month(s) | 36 Month(s) | 36 Month(s) |
| **TOP STATE CONC** | CA(63.96%),WA(5.71%),AZ(5.64%) | | |
| **MAXIMUM CA ZIPCODE** | 1.48% | | |
| **FIRST PAY DATE** | | November 1,2006 | June 1,2007 |
| **RATE CHANGE DATE** | | October 1,2013 | May 1,2014 |
| **MATURITY DATE** | | October 1,2036 | May 1,2037 |

| PRODUCT | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 7/1 I/O LIBOR | 439 | $355,230,144.52 | 96.16% |
| 7/1 LIBOR | 18 | 14,169,623.93 | 3.84 |
| **Total** | **457** | **$369,399,768.45** | **100.00%** |

| INDEX | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1 Yr LIBOR | 457 | $369,399,768.45 | 100.00% |
| **Total** | **457** | **$369,399,768.45** | **100.00%** |

| CURRENT BALANCE ($) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 400,001—500,000 | 80 | $37,077,305.90 | 10.04% |
| 500,001—600,000 | 117 | 64,970,648.13 | 17.59 |
| 600,001—700,000 | 63 | 41,015,211.36 | 11.10 |
| 700,001—800,000 | 50 | 37,353,232.08 | 10.11 |
| 800,001—900,000 | 25 | 21,276,945.42 | 5.76 |
| 900,001—1,000,000 | 48 | 47,028,000.00 | 12.73 |
| 1,000,001—1,100,000 | 7 | 7,485,000.00 | 2.03 |
| 1,100,001—1,200,000 | 12 | 13,868,150.00 | 3.75 |
| 1,200,001—1,300,000 | 7 | 8,829,000.00 | 2.39 |
| 1,300,001—1,400,000 | 7 | 9,434,740.00 | 2.55 |
| 1,400,001—1,500,000 | 10 | 14,695,281.25 | 3.98 |
| 1,500,001—1,600,000 | 3 | 4,619,500.02 | 1.25 |
| 1,600,001—1,700,000 | 4 | 6,643,000.00 | 1.80 |
| 1,700,001—1,800,000 | 4 | 7,010,000.00 | 1.90 |
| 1,800,001—1,900,000 | 1 | 1,828,000.00 | 0.49 |
| 1,900,001—2,000,000 | 2 | 3,996,000.00 | 1.08 |
| 2,000,001—2,100,000 | 4 | 8,254,000.00 | 2.23 |
| 2,100,001—2,200,000 | 3 | 6,490,000.00 | 1.76 |
| 2,200,001—2,300,000 | 1 | 2,240,000.00 | 0.61 |
| 2,300,001—2,400,000 | 1 | 2,399,249.99 | 0.65 |
| >= 2,500,001 | 8 | 22,886,504.30 | 6.20 |
| **Total** | **457** | **$369,399,768.45** | **100.00%** |

| GROSS COUPON (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 6.001—6.250 | 44 | $30,574,149.02 | 8.28% |
| 6.251—6.500 | 178 | 149,332,684.99 | 40.43 |
| 6.501—6.750 | 120 | 96,650,128.85 | 26.16 |
| 6.751—7.000 | 65 | 53,585,990.73 | 14.51 |
| 7.001—7.250 | 24 | 18,205,614.86 | 4.93 |
| 7.251—7.500 | 9 | 6,701,000.00 | 1.81 |
| 7.501—7.750 | 8 | 5,588,000.00 | 1.51 |
| 7.751—8.000 | 6 | 3,739,000.00 | 1.01 |
| 8.251—8.500 | 3 | 5,023,200.00 | 1.36 |
| **Total** | **457** | **$369,399,768.45** | **100.00%** |

| GROSS MARGIN (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.751—2.000 | 1 | $500,000.00 | 0.14% |
| 2.001—2.250 | 177 | 150,252,680.93 | 40.67 |
| 2.251—2.500 | 96 | 76,873,735.80 | 20.81 |
| 2.501—2.750 | 103 | 86,146,483.28 | 23.32 |
| 2.751—3.000 | 48 | 35,175,168.44 | 9.52 |
| 3.001—3.250 | 22 | 13,970,500.00 | 3.78 |
| 3.251—3.500 | 7 | 4,676,200.00 | 1.27 |
| 3.501—3.750 | 3 | 1,805,000.00 | 0.49 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| MAX INT RATE (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 11.001—11.250 | 44 | $30,574,149.02 | 8.28% |
| 11.251—11.500 | 178 | 149,332,684.99 | 40.43 |
| 11.501—11.750 | 120 | 96,650,128.85 | 26.16 |
| 11.751—12.000 | 65 | 53,585,990.73 | 14.51 |
| 12.001—12.250 | 24 | 18,205,614.86 | 4.93 |
| 12.251—12.500 | 9 | 6,701,000.00 | 1.81 |
| 12.501—12.750 | 8 | 5,588,000.00 | 1.51 |
| 12.751—13.000 | 6 | 3,739,000.00 | 1.01 |
| 13.251—13.500 | 3 | 5,023,200.00 | 1.36 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| ORIGINAL TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 360 | 457 | $369,399,768.45 | 100.00% |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| REMAINING TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 351—360 | 457 | $369,399,768.45 | 100.00% |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| SEASONING (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 0 | 257 | $200,345,952.61 | 54.24% |
| 1—3 | 197 | 167,339,875.84 | 45.30 |
| 4—6 | 2 | 1,242,000.00 | 0.34 |
| 7—9 | 1 | 471,940.00 | 0.13 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| CURRENT LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 1 | $1,060,000.00 | 0.29% |
| 21—25 | 1 | 1,750,000.00 | 0.47 |
| 36—40 | 6 | 7,533,000.00 | 2.04 |
| 41—45 | 2 | 1,566,500.00 | 0.42 |
| 46—50 | 8 | 9,619,300.00 | 2.60 |
| 51—55 | 6 | 8,366,500.00 | 2.26 |
| 56—60 | 15 | 13,237,400.02 | 3.58 |
| 61—65 | 32 | 28,299,949.99 | 7.66 |
| 66—70 | 59 | 49,872,242.22 | 13.50 |
| 71—75 | 93 | 75,965,005.36 | 20.56 |
| 76—80 | 223 | 165,775,870.86 | 44.88 |
| 81—85 | 2 | 1,058,250.00 | 0.29 |
| 86—90 | 9 | 5,295,750.00 | 1.43 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| ORIGINAL LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 1 | $1,060,000.00 | 0.29% |
| 21—25 | 1 | 1,750,000.00 | 0.47 |
| 36—40 | 6 | 7,533,000.00 | 2.04 |
| 41—45 | 2 | 1,566,500.00 | 0.42 |
| 46—50 | 8 | 9,619,300.00 | 2.60 |
| 51—55 | 6 | 8,366,500.00 | 2.26 |
| 56—60 | 14 | 11,667,400.00 | 3.16 |
| 61—65 | 33 | 29,869,950.01 | 8.09 |
| 66—70 | 59 | 49,872,242.22 | 13.50 |
| 71—75 | 93 | 75,965,005.36 | 20.56 |
| 76—80 | 223 | 165,775,870.86 | 44.88 |
| 81—85 | 2 | 1,058,250.00 | 0.29 |
| 86—90 | 9 | 5,295,750.00 | 1.43 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| FICO SCORE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 580—599 | 2 | $2,273,000.00 | 0.62% |
| 600—619 | 2 | 1,941,000.00 | 0.53 |
| 620—639 | 24 | 17,403,199.92 | 4.71 |
| 640—659 | 64 | 46,875,278.52 | 12.69 |
| 660—679 | 81 | 67,916,259.05 | 18.39 |
| 680—699 | 150 | 131,757,542.52 | 35.67 |
| 700—719 | 48 | 34,950,645.42 | 9.46 |
| 720—739 | 39 | 30,414,126.14 | 8.23 |
| 740—759 | 28 | 20,379,493.77 | 5.52 |
| 760—779 | 10 | 8,220,400.00 | 2.23 |
| 780—799 | 8 | 6,661,400.00 | 1.80 |
| >= 800 | 1 | 607,423.11 | 0.16 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| DOCUMENTATION | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Full | 34 | $26,345,072.17 | 7.13% |
| EDE Reduced | 3 | 3,242,000.00 | 0.88 |
| SIVA | 319 | 276,396,938.73 | 74.82 |
| SISA | 101 | 63,415,757.55 | 17.17 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| OCCUPANCY | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Investor | 1 | $1,440,000.00 | 0.39% |
| Owner Occupied | 428 | 346,150,244.59 | 93.71 |
| Second Home | 28 | 21,809,523.86 | 5.90 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| PROPERTY TYPE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 2-4 Family | 9 | $6,103,750.00 | 1.65% |
| Condo | 55 | 39,870,392.24 | 10.79 |
| Co-op | 1 | 1,700,000.00 | 0.46 |
| PUD | 72 | 67,333,942.16 | 18.23 |
| Single Family | 320 | 254,391,684.05 | 68.87 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| PURPOSE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Purchase | 117 | $108,779,459.49 | 29.45% |
| Refi—Cash Out | 184 | 149,217,038.22 | 40.39 |
| Refi—No Cash Out | 156 | 111,403,270.74 | 30.16 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| PREPAY TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 0 | 452 | $364,332,768.45 | 98.63% |
| 36 | 5 | 5,067,000.00 | 1.37 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| STATE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| AZ | 18 | $20,830,500.02 | 5.64% |
| CA | 303 | 236,261,588.26 | 63.96 |
| CO | 6 | 3,371,200.00 | 0.91 |
| CT | 7 | 8,071,000.00 | 2.18 |
| DC | 2 | 2,981,250.00 | 0.81 |
| FL | 22 | 18,318,561.25 | 4.96 |
| GA | 2 | 2,620,000.00 | 0.71 |
| HI | 2 | 1,617,250.00 | 0.44 |
| IL | 11 | 8,529,782.78 | 2.31 |
| IN | 1 | 801,000.00 | 0.22 |
| MA | 6 | 3,678,420.00 | 1.00 |
| MD | 2 | 1,499,000.00 | 0.41 |
| MI | 1 | 572,000.00 | 0.15 |
| NC | 3 | 2,020,500.00 | 0.55 |
| NJ | 1 | 580,000.00 | 0.16 |
| NV | 2 | 1,831,000.00 | 0.50 |
| NY | 19 | 18,662,166.14 | 5.05 |
| OR | 4 | 2,617,500.00 | 0.71 |
| PA | 2 | 908,000.00 | 0.25 |
| RI | 2 | 1,112,000.00 | 0.30 |
| SC | 1 | 1,125,000.00 | 0.30 |
| TX | 1 | 500,000.00 | 0.14 |
| UT | 7 | 8,607,000.00 | 2.33 |
| VA | 2 | 1,176,000.00 | 0.32 |
| WA | 30 | 21,109,050.00 | 5.71 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

| BACK DTI (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 15.00 or less | 11 | $14,481,500.00 | 3.92% |
| 15.01—20.00 | 10 | 9,678,531.17 | 2.62 |
| 20.01—25.00 | 13 | 10,932,500.00 | 2.96 |
| 25.01—30.00 | 41 | 29,909,473.41 | 8.10 |
| 30.01—35.00 | 91 | 76,738,898.14 | 20.77 |
| 35.01—40.00 | 129 | 102,809,904.49 | 27.83 |
| 40.01—45.00 | 95 | 72,105,573.02 | 19.52 |
| 45.01—50.00 | 51 | 38,757,105.45 | 10.49 |
| 50.01—55.00 | 14 | 12,156,282.78 | 3.29 |
| 55.01—60.00 | 2 | 1,829,999.99 | 0.50 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans was approximately 36.65%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

| COMBINED LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| No Second Lien | 197 | $174,387,102.99 | 47.21% |
| 60.00 or less | 4 | 4,590,000.00 | 1.24 |
| 60.01—65.00 | 2 | 3,626,500.00 | 0.98 |
| 65.01—70.00 | 11 | 10,957,650.00 | 2.97 |
| 70.01—75.00 | 4 | 5,273,031.25 | 1.43 |
| 75.01—80.00 | 10 | 8,911,499.99 | 2.41 |
| 80.01—85.00 | 13 | 8,281,499.99 | 2.24 |
| 85.01—90.00 | 213 | 150,918,384.23 | 40.86 |
| 90.01—95.00 | 3 | 2,454,100.00 | 0.66 |
| **Total** | 457 | $369,399,768.45 | 100.00% |

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 85.74%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.

# WaMu Mortgage Pass-Through Certificates
## Series 2007-HY6 Group 3
## Mortgage Loans
## Preliminary Collateral Information As of 05/01/07

| | | | Minimum | | Maximum | |
|---|---|---|---|---|---|---|
| TOTAL CURRENT BALANCE | $1,039,358,139 | | | | | |
| TOTAL ORIGINAL BALANCE | $1,040,069,943 | | | | | |
| NUMBER OF LOANS | 1,168 | | | | | |
| AVG CURRENT BALANCE | $889,861 | | $255,000 | | $3,000,000 | |
| AVG ORIGINAL BALANCE | $890,471 | | $420,000 | | $3,000,000 | |
| WAVG GROSS COUPON | 6.07 | % | 4.30 | % | 7.68 | % |
| WAVG GROSS MARGIN | 2.17 | % | 2.00 | % | 3.40 | % |
| WAVG MAX INT RATE | 11.07 | % | 9.30 | % | 12.68 | % |
| WAVG CURRENT LTV | 64.76 | % | 10.00 | % | 90.00 | % |
| WAVG FICO SCORE | 741 | | 594 | | 816 | |
| WAVG MONTHS TO ROLL | 120 | Month(s) | 114 | Month(s) | 120 | Month(s) |
| WAVG ORIGINAL TERM | 360 | Month(s) | 360 | Month(s) | 360 | Month(s) |
| WAVG REMAINING TERM | 360 | Month(s) | 354 | Month(s) | 360 | Month(s) |
| WAVG SEASONING | 0 | Month(s) | 0 | Month(s) | 6 | Month(s) |
| NZ WAVG PREPAY TERM | 36 | Month(s) | 36 | Month(s) | 36 | Month(s) |
| TOP STATE CONC | CA(74.08%),NY(5.63%),WA(4.80%) | | | | | |
| MAXIMUM CA ZIPCODE | 1.90% | | | | | |
| FIRST PAY DATE | | | December 1,2006 | | June 1,2007 | |
| RATE CHANGE DATE | | | November 1,2016 | | May 1,2017 | |
| MATURITY DATE | | | November 1,2036 | | May 1,2037 | |

| PRODUCT | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 10/1 I/O LIBOR | 1,139 | $1,014,916,683.75 | 97.65% |
| 10/1 LIBOR | 29 | 24,441,454.92 | 2.35 |
| **Total** | **1,168** | **$1,039,358,138.67** | **100.00%** |

| INDEX | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1 Yr LIBOR | 1,168 | $1,039,358,138.67 | 100.00% |
| **Total** | **1,168** | **$1,039,358,138.67** | **100.00%** |

| CURRENT BALANCE ($) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 200,001—300,000 | 1 | $255,000.00 | 0.02% |
| 300,001—400,000 | 1 | 373,400.00 | 0.04 |
| 400,001—500,000 | 207 | 97,285,604.89 | 9.36 |
| 500,001—600,000 | 226 | 125,999,246.20 | 12.12 |
| 600,001—700,000 | 150 | 98,184,076.95 | 9.45 |
| 700,001—800,000 | 110 | 83,567,471.80 | 8.04 |
| 800,001—900,000 | 84 | 71,629,040.40 | 6.89 |
| 900,001—1,000,000 | 110 | 107,090,176.23 | 10.30 |
| 1,000,001—1,100,000 | 44 | 46,567,509.38 | 4.48 |
| 1,100,001—1,200,000 | 34 | 39,336,975.00 | 3.78 |
| 1,200,001—1,300,000 | 26 | 32,643,199.99 | 3.14 |
| 1,300,001—1,400,000 | 22 | 30,160,370.00 | 2.90 |
| 1,400,001—1,500,000 | 39 | 57,573,296.95 | 5.54 |
| 1,500,001—1,600,000 | 13 | 20,377,000.00 | 1.96 |
| 1,600,001—1,700,000 | 7 | 11,727,400.00 | 1.13 |
| 1,700,001—1,800,000 | 5 | 8,771,832.00 | 0.84 |
| 1,800,001—1,900,000 | 9 | 16,671,469.91 | 1.60 |
| 1,900,001—2,000,000 | 19 | 37,476,163.99 | 3.61 |
| 2,000,001—2,100,000 | 5 | 10,416,500.00 | 1.00 |
| 2,100,001—2,200,000 | 7 | 15,014,255.00 | 1.44 |
| 2,200,001—2,300,000 | 6 | 13,620,499.99 | 1.31 |
| 2,300,001—2,400,000 | 5 | 11,940,000.00 | 1.15 |
| 2,400,001—2,500,000 | 14 | 34,687,499.99 | 3.34 |
| >= 2,500,001 | 24 | 67,990,150.00 | 6.54 |
| **Total** | **1,168** | **$1,039,358,138.67** | **100.00%** |

| GROSS COUPON (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 4.251—4.500 | 7 | $5,474,000.00 | 0.53% |
| 4.501—4.750 | 15 | 13,848,375.00 | 1.33 |
| 4.751—5.000 | 11 | 10,825,178.44 | 1.04 |
| 5.001—5.250 | 11 | 8,780,500.00 | 0.84 |
| 5.251—5.500 | 29 | 26,070,700.00 | 2.51 |
| 5.501—5.750 | 106 | 88,508,704.58 | 8.52 |
| 5.751—6.000 | 289 | 280,859,717.11 | 27.02 |
| 6.001—6.250 | 390 | 366,258,165.08 | 35.24 |
| 6.251—6.500 | 205 | 159,498,382.70 | 15.35 |
| 6.501—6.750 | 65 | 47,017,421.76 | 4.52 |
| 6.751—7.000 | 29 | 22,604,100.00 | 2.17 |
| 7.001—7.250 | 8 | 7,802,894.00 | 0.75 |
| 7.251—7.500 | 1 | 832,000.00 | 0.08 |
| 7.501—7.750 | 2 | 978,000.00 | 0.09 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| GROSS MARGIN (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.751—2.000 | 291 | $292,698,007.93 | 28.16% |
| 2.001—2.250 | 650 | 590,004,621.75 | 56.77 |
| 2.251—2.500 | 153 | 105,427,575.73 | 10.14 |
| 2.501—2.750 | 52 | 37,627,039.26 | 3.62 |
| 2.751—3.000 | 13 | 8,073,694.00 | 0.78 |
| 3.001—3.250 | 7 | 4,195,200.00 | 0.40 |
| 3.251—3.500 | 2 | 1,332,000.00 | 0.13 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| MAX INT RATE (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 9.251—9.500 | 7 | $5,474,000.00 | 0.53% |
| 9.501—9.750 | 14 | 12,408,375.00 | 1.19 |
| 9.751—10.000 | 12 | 12,265,178.44 | 1.18 |
| 10.001—10.250 | 11 | 8,780,500.00 | 0.84 |
| 10.251—10.500 | 29 | 26,070,700.00 | 2.51 |
| 10.501—10.750 | 106 | 88,508,704.58 | 8.52 |
| 10.751—11.000 | 287 | 279,309,717.11 | 26.87 |
| 11.001—11.250 | 390 | 366,288,165.08 | 35.24 |
| 11.251—11.500 | 207 | 161,018,382.70 | 15.49 |
| 11.501—11.750 | 65 | 47,017,421.76 | 4.52 |
| 11.751—12.000 | 29 | 22,604,100.00 | 2.17 |
| 12.001—12.250 | 8 | 7,802,894.00 | 0.75 |
| 12.251—12.500 | 1 | 832,000.00 | 0.08 |
| 12.501—12.750 | 2 | 978,000.00 | 0.09 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| ORIGINAL TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 360 | 1,168 | $1,039,358,138.67 | 100.00% |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| REMAINING TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 351—360 | 1,168 | $1,039,358,138.67 | 100.00% |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| SEASONING (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 0 | 752 | $681,482,740.02 | 65.57% |
| 1—3 | 413 | 355,332,933.02 | 34.19 |
| 4—6 | 3 | 2,542,465.63 | 0.24 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| CURRENT LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 6 | $4,689,364.27 | 0.45% |
| 21—25 | 10 | 7,764,000.00 | 0.75 |
| 26—30 | 7 | 5,756,000.00 | 0.55 |
| 31—35 | 14 | 11,758,000.00 | 1.13 |
| 36—40 | 25 | 23,317,399.98 | 2.24 |
| 41—45 | 42 | 39,492,700.00 | 3.80 |
| 46—50 | 53 | 51,906,400.05 | 4.99 |
| 51—55 | 72 | 86,478,450.00 | 8.32 |
| 56—60 | 132 | 132,631,784.69 | 12.76 |
| 61—65 | 120 | 115,929,317.76 | 11.15 |
| 66—70 | 221 | 207,128,722.96 | 19.93 |
| 71—75 | 150 | 122,614,772.42 | 11.80 |
| 76—80 | 309 | 226,103,982.54 | 21.75 |
| 81—85 | 1 | 531,000.00 | 0.05 |
| 86—90 | 6 | 3,256,244.00 | 0.31 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| ORIGINAL LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| <= 20 | 6 | $4,689,364.27 | 0.45% |
| 21—25 | 10 | 7,764,000.00 | 0.75 |
| 26—30 | 7 | 5,756,000.00 | 0.55 |
| 31—35 | 13 | 11,503,000.00 | 1.11 |
| 36—40 | 24 | 22,943,999.98 | 2.21 |
| 41—45 | 42 | 39,492,700.00 | 3.80 |
| 46—50 | 53 | 51,906,400.05 | 4.99 |
| 51—55 | 72 | 86,478,450.00 | 8.32 |
| 56—60 | 133 | 132,886,784.69 | 12.79 |
| 61—65 | 120 | 115,929,317.76 | 11.15 |
| 66—70 | 221 | 207,128,722.96 | 19.93 |
| 71—75 | 150 | 122,614,772.42 | 11.80 |
| 76—80 | 310 | 226,477,382.54 | 21.79 |
| 81—85 | 1 | 531,000.00 | 0.05 |
| 86—90 | 6 | 3,256,244.00 | 0.31 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| FICO SCORE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 580—599 | 1 | $659,956.25 | 0.06% |
| 600—619 | 2 | 1,995,000.00 | 0.19 |
| 620—639 | 5 | 4,442,000.00 | 0.43 |
| 640—659 | 21 | 17,487,663.79 | 1.68 |
| 660—679 | 48 | 39,063,489.38 | 3.76 |
| 680—699 | 147 | 123,431,354.48 | 11.88 |
| 700—719 | 122 | 102,221,582.39 | 9.84 |
| 720—739 | 215 | 205,892,696.32 | 19.81 |
| 740—759 | 179 | 155,683,947.00 | 14.98 |
| 760—779 | 200 | 186,105,677.91 | 17.91 |
| 780—799 | 174 | 154,209,554.90 | 14.84 |
| >= 800 | 54 | 48,165,216.25 | 4.63 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| DOCUMENTATION | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Full | 95 | $95,969,237.52 | 9.23% |
| EDE Reduced | 34 | 31,855,082.83 | 3.06 |
| SIVA | 625 | 644,637,917.02 | 62.02 |
| SISA | 414 | 266,895,901.30 | 25.68 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| OCCUPANCY | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Investor | 2 | $979,500.00 | 0.09% |
| Owner Occupied | 1,089 | 966,517,809.20 | 92.99 |
| Second Home | 77 | 71,860,829.47 | 6.91 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| PROPERTY TYPE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 2-4 Family | 22 | $17,394,112.81 | 1.67% |
| Condo | 100 | 86,111,329.40 | 8.29 |
| Co-op | 5 | 5,200,000.00 | 0.50 |
| PUD | 240 | 218,004,682.17 | 20.97 |
| Single Family | 801 | 712,648,014.29 | 68.57 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| PURPOSE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Purchase | 300 | $273,099,840.16 | 26.28% |
| Refi—Cash Out | 529 | 458,384,517.03 | 44.10 |
| Refi—No Cash Out | 339 | 307,873,781.48 | 29.62 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| PREPAY TERM (Months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 0 | 1,166 | $1,034,368,138.67 | 99.52% |
| 36 | 2 | 4,990,000.00 | 0.48 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| STATE | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| AZ | 18 | $15,505,243.16 | 1.49% |
| CA | 864 | 769,908,095.54 | 74.08 |
| CO | 16 | 16,241,400.00 | 1.56 |
| CT | 15 | 12,571,265.19 | 1.21 |
| DC | 1 | 586,400.00 | 0.06 |
| FL | 16 | 17,398,125.00 | 1.67 |
| GA | 2 | 1,165,000.00 | 0.11 |
| ID | 1 | 700,000.00 | 0.07 |
| IL | 15 | 12,191,747.00 | 1.17 |
| IN | 2 | 2,301,469.91 | 0.22 |
| MA | 16 | 14,676,519.47 | 1.41 |
| MD | 16 | 10,059,900.00 | 0.97 |
| ME | 2 | 3,640,000.00 | 0.35 |
| MN | 1 | 623,000.00 | 0.06 |
| NC | 6 | 4,825,417.42 | 0.46 |
| NH | 1 | 1,500,000.00 | 0.14 |
| NJ | 11 | 6,367,600.00 | 0.61 |
| NV | 11 | 11,101,487.37 | 1.07 |
| NY | 64 | 58,553,214.27 | 5.63 |
| OH | 1 | 588,000.00 | 0.06 |
| OR | 10 | 9,098,900.00 | 0.88 |
| SC | 2 | 1,059,200.00 | 0.10 |
| TX | 5 | 5,643,580.00 | 0.54 |
| UT | 4 | 3,531,440.00 | 0.34 |
| VA | 7 | 9,091,999.99 | 0.87 |
| VT | 1 | 499,812.50 | 0.05 |
| WA | 60 | 49,929,321.85 | 4.80 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

| BACK DTI (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 15.00 or less | 44 | $42,185,544.37 | 4.06% |
| 15.01—20.00 | 37 | 35,025,188.13 | 3.37 |
| 20.01—25.00 | 96 | 85,453,033.51 | 8.22 |
| 25.01—30.00 | 167 | 150,874,727.02 | 14.52 |
| 30.01—35.00 | 230 | 221,230,399.64 | 21.29 |
| 35.01—40.00 | 265 | 240,900,734.90 | 23.18 |
| 40.01—45.00 | 188 | 151,090,833.84 | 14.54 |
| 45.01—50.00 | 89 | 70,216,060.00 | 6.76 |
| 50.01—55.00 | 43 | 34,399,617.26 | 3.31 |
| 55.01—60.00 | 7 | 6,997,500.00 | 0.67 |
| >= 60.01 | 2 | 984,500.00 | 0.09 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

At origination, the weighted average monthly debt-to-income ratio of all debt of the mortgage loans was approximately 34.61%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the monthly debt-to-income ratio of all debt distribution of such mortgage loans does not differ from such distribution for the remaining mortgage loans, and the distribution could differ substantially.

| COMBINED LTV (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| No Second Lien | 783 | $706,067,244.67 | 67.93% |
| 60.00 or less | 32 | 29,892,700.00 | 2.88 |
| 60.01—65.00 | 18 | 16,680,000.00 | 1.60 |
| 65.01—70.00 | 29 | 46,133,000.00 | 4.44 |
| 70.01—75.00 | 35 | 31,395,144.50 | 3.02 |
| 75.01—80.00 | 53 | 50,042,927.40 | 4.81 |
| 80.01—85.00 | 35 | 26,670,630.00 | 2.57 |
| 85.01—90.00 | 182 | 131,740,492.10 | 12.68 |
| 90.01—95.00 | 1 | 736,000.00 | 0.07 |
| **Total** | 1,168 | $1,039,358,138.67 | 100.00% |

At origination, the weighted average combined loan-to-value ratio of the first and second liens of the mortgage loans (exclusive of mortgage loans with no second lien) was approximately 78.07%.

With respect to the data not compiled for the mortgage loans, no assurance can be given that the combined loan to value percentages of all combined loan to values of such mortgage loans does not differ from such values for the remaining mortgage loans, and the values could differ substantially.